UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2004

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

WESTERN SILVER CORPORATION

1550 - 1185 WEST GEORGIA STREET

VANCOUVER, B.C.  V6E 4E6

NOTICE OF ANNUAL GENERAL AND EXTRAORDINARY MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the 2004 Annual General and Extraordinary Meeting of Members of Western Silver Corporation (hereinafter called the "Company") will be held at the UBC room, Vancouver Club, 915 West Hastings St., Vancouver, British Columbia, on Thursday, the 4th day of March, 2004, at the hour of 2:30 p.m. (Vancouver time), for the following purposes:

1.

To receive the report of the directors;

2.

To receive the audited financial statements of the Company for the fiscal year ended September 30, 2003 (with comparative statements relating to the preceding fiscal periods) together with the report of the Auditors thereon;

3.

To appoint Auditors and to authorize the directors to fix their remuneration;

4.

To elect directors;

5.

To approve, subject to regulatory approval, an increase in the number of stock options issuable under the Company's 2002 Plan to 2,000,000, providing for up to approximately 10% of the Company's issued shares to be available to be issued as stock options to directors, officers, employees, consultants and others providing services to the Company, as more particularly described in the Company's Information Circular;

6.

To approve the Company's Shareholder Protection Rights Plan as more particularly described in the Company's Information Circular;

7.

To authorize additional equity private placements in accordance with The Toronto Stock Exchange guidelines; and

8.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's 2004 Annual Report (containing the Directors' Report to Members and the Company's audited financial statements for the fiscal year ended September 30, 2003), an Information Circular, a form of Proxy and an Annual Return Card Form.  The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to vote at the meeting either in person or by proxy.  Those members who are unable to attend the meeting in person are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this Notice.  Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 26th day of January, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Dale Corman"

Dale Corman
Director and Chief Executive Officer

WESTERN SILVER CORPORATION

1550 - 1185 WEST GEORGIA STREET

VANCOUVER, B.C.  V6E 4E6

INFORMATION CIRCULAR

(Containing information as at and dated January 26, 2004)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Western Silver Corporation (the "Company") for use at the 2004 Annual General and Extraordinary Meeting of Members of the Company (and any adjournment(s) thereof) to be held on Thursday, March 4, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors and/or officers of the Company.  A MEMBER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT SUCH MEMBER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  To be effective, a proxy and any power of attorney or other authority under which it is signed or a notarially certified copy of such power of attorney or authority must be deposited with Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue 9th Floor, Toronto Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment(s) thereof.

A member who has given a proxy may revoke it by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, 1550 - 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6, at any time up to and including the last business day preceding the day of the meeting or, if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted or withheld from voting in accordance with the specification made.  SUCH SHARES WILL, ON A POLL, BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE IS OR BOTH CHOICES ARE SPECIFIED. SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED ON A POLL FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

THE ENCLOSED FORM OF PROXY WHEN PROPERLY COMPLETED AND DELIVERED AND NOT REVOKED CONFERS DISCRETIONARY AUTHORITY UPON THE PERSON APPOINTED PROXY THEREUNDER TO VOTE ON A POLL WITH RESPECT TO AMENDMENTS OR VARIATIONS OF

MATTERS IDENTIFIED IN THE NOTICE OF MEETING, AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter, which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:

100,000,000 Common shares without par value

Issued and Outstanding as

of the date of this

Information Circular:

38,533,281 Common shares without par value

Only members of record at the close of business on January 26, 2004 (the "Record Date") who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

Each member is entitled to one vote for each common share registered in such member's name on the list of members, which is available for inspection during normal business hours at ComputerShare Investor Services Inc. and at the meeting.  At the meeting, on a show of hands, every member present in person shall have one vote and, on a poll, every member present in person or by proxy shall have one vote for each share held by such member.  Accordingly, shares represented by proxy will only be voted on a poll.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the members unless they cease to be directors before then. The Board of Directors presently consists of eight directors.  The number of directors of the Company has been determined by the directors, in accordance with the Articles of the Company at eight, subject to such increases as may be permitted by the Articles of the Company.  The management of the Company proposes the nomination of the persons listed below for election as directors of the Company for the ensuing year.

The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.

Pursuant to Section 111 of the Company Act (British Columbia), Advance Notice of the Annual General & Extraordinary Meeting was published in The Province newspaper on January 8, 2004.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Country of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1)	Director or Officer Since	Number of Shares(2)
Dale Corman Director, Chairman of the Board and Chief Executive Officer U.S.A.	Chairman of the Board and Chief Executive Officer of the Company	October 31, 1995	375,000
Thomas C. Patton Director, President and Chief Operating Officer USA	President and Chief Operating Officer of the Company	January 1, 1998	81,000
Lee Bilheimer Director Canada	Engineering consultant since 1994; formerly Vice-President Construction, Teck Corporation	July 25, 1997	Nil
Lawrence Page, Q.C. Director and Secretary Canada	Lawyer, Secretary of the Company	January 28, 1997	Nil
David Williams(3) Director Canada	Manager of Roxborough Holdings Limited, a private holding company, since 1995	August 10, 2003	374,800
Klaus Zeitler(3) Director Canada	Retired, formerly Senior Vice-president, Teck Cominco Limited	September 18, 2000	Nil
Robert Gayton, FCA(3) Director Canada	Chartered Accountant; Vice-President Finance of the Company (1995 to Jan. 2004); financial consultant to the mineral exploration and technology industries since 1990	January 21, 2004	15,000
William Jacobs Proposed Director U.S.A.	Senior corporate executive with The New Power Company, a NYSE listed electricity marketer (2000 - 2002) and MasterCard International (1995 - 2000)	Proposed	Nil

NOTES:

(1)

The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

(2)

The information as to shares beneficially owned or over which a nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominee individually.

(3)

Denotes member of Audit Committee.

At present the Company does not have an executive committee.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

A statement of the Company's Corporate Governance practices is set out in detail in the Company's 2004 Annual Report and in the document entitled "Statement of Corporate Governance Practices" at the end of this information circular.

EXECUTIVE COMPENSATION

"Named Executive Officers" means the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more.  In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $100,000 whether or not they are executive officers at the end of the fiscal year.

At the end of the Company's most recently completed financial year, the Company had two Named Executive Officers: Dale Corman, the Company's Chief Executive Officer and Chairman of the Board and Thomas C. Patton, the Company's President and Chief Operating Officer.  The following table sets forth the compensation awarded, paid to or earned by the Company's Named Executive Officers during the financial years ended September 30, 2003, 2002 and 2001:

Summary Compensation Table

Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs(2) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(3) Payouts ($)	All Other Compen- sation ($)
Dale Corman Chairman and CEO	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	144,000 (4) 150,176 (4) 146,455 (4)	650,000 400,000 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Thomas Patton President and COO	2003 2002 2001	9,600 9,600 9,616	Nil Nil Nil	140,400 (5) 96,760 (5) 100,457(5)	300,000 200,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Ended September 30

(2)

The Company has not issued any stock appreciation rights

(3)

The Company does not have any long-term incentive plan

(4)

Paid by the Company pursuant to the terms of a consulting agreement with Dale Corman

(5)

Paid by the Company pursuant to the terms of a consulting agreement with T.C. Patton Consulting, a sole proprietorship controlled by Thomas C. Patton

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units".  The Company does not have any LTIP.

Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares.  No SAR's were granted to or exercised by the Named Executive Officer or directors during the most recently completed financial year.

Options/SAR Grants During the Most Recently Completed Financial Year

The following table sets forth information concerning grants of stock options pursuant to the rules and policies of The Toronto Stock Exchange (the "TSX") and, in accordance with the provisions of the

Company's amended 1996 Stock Option Plan, 1998 Stock Option Plan, 2000 Stock Option Plan, and 2002 Stock Option Plan during the financial year ended September 30, 2003 to the Named Executive Officers and to the directors who were not Named Executive Officer:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price(1) ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Directors who are not Named Executive Officers	100,000	20.9%	$4.21	$4.21	September 24, 2008

(1)

The exercise price of stock options is set at not less than 100% of the market value of a Common Share of the Company on the day immediately preceding the date of grant.  The exercise price of a stock option may only be adjusted in the event that specified events cause dilution of the Company's share capital.

Aggregated Option Exercises in Last Fiscal Year and

Fiscal Year-End Option Values

The following table (presented in accordance with the requirements of the British Columbia Securities Act) sets forth details of all exercises of stock options during the fiscal year ended September 30, 2003 by the Named Executive Officers and directors who were not Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3) Exercisable/ Unexercisable
Thomas C. Patton	100,000	$181,500	300,000/Nil	$1,085,000/Nil
Dale Corman	250,000	$457,600	650,000/Nil	$2,217,500/Nil
Directors who are not Named Executive Officers	310,000	$641,950	570,000/Nil	$1,403,100/Nil

(1)

Number of Common Shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the closing prices for a board lot of Common Shares of the Company on the TSX on the date of exercise.

(3)

Value using the closing price of Common Shares of the Company on the TSX on September 30, 2003 of $4.95 per share, less the exercise price per share.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Other than as noted under the heading "Interest of Insiders in Material Transactions" herein, the Company has no plans or arrangements in respect of remuneration received or that may be received by and Named Executive Officer in the Company's most recently completed financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Compensation of Directors

Other than as noted under the headings "Option Grants During the Most Recently Completed Financial Year" and "Interest of Insiders in Material Transactions", during the most recently completed financial year, the directors of the Company did not receive any compensation from the Company in their capacity as directors.

Composition of the Compensation Committee

The Company does not have a compensation committee.  The Board reviews compensation issues periodically and considers matters relating to compensation of directors, senior officers, employees and contractors through consulting contracts and stock option grants.

Report on Executive Compensation

Although the Company has a compensation committee, the Board collectively has the responsibility to administer the compensation policies related to the executive management of the Company, including those named in the Summary Compensation Table above.  Executive compensation is based upon the need to provide a compensation package that will allow the Company to attract and retain qualified and experienced executives, balanced with a pay-for-performance philosophy.

Compensation for the 2003 and prior fiscal years has historically been based upon negotiated consulting contracts, with stock options being issued as an incentive for performance.  The shareholders have approved a number of stock option plans pursuant to which the Board has granted stock options to executive officers.  The stock option plans allow compensation of participants while providing additional incentive to work toward long term Company performance.  The stock option plans have been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as their impact and/or contribution to the longer-term operating performance of the Company.  In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

Named Executive Officers

The amounts of the compensation paid to the Named Executive Officers are determined by the Board on the basis of the value of the benefit derived from the Company from the input and presence of the Named Executive Officers.

Directors: Lee Bilheimer, Dale Corman, Lawrence Page, Q.C., Thomas C. Patton, Klaus Zeitler, David Williams, Robert Gayton, Michael Halvorson.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return on the common shares of the Company, for the last five years, with the cumulative total return of the TSX 300 composite index. The common share trading data is as reported by the TSX. The value for each year represents the closing price as of September 30 on that year.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS TO THE COMPANY

No director or senior officer of the Company, no proposed management nominee for election as a director of the Company and no associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Stock Options

During the financial year ended September 30, 2003, there were 100,000 options to purchase shares granted to insiders of the Company pursuant to the terms of the Company's Stock Option Plans. Subsequent to year end, no options to purchase Common Shares were granted to insiders. In accordance with the terms of the Stock Option Plans, the aggregate number of Common Shares reserved for issuance to any one person cannot exceed 5% of the outstanding Common Shares of the Company, the option exercise price is calculated by the Board of Directors based on the closing price of the Common shares on The Toronto Stock Exchange on the day preceding the date of grant.

Management Agreements

By Consulting Agreement made effective October 1, 2002 Dale Corman was retained by the Company for a period of 24 months to provide business, geological and mining consulting services to the Company and act as its Chief Executive Officer for a two year term at an annual fee of $150,000.  In the event of the election or appointment of a majority of new directors of the Company, or the acquisition by any person and such person's affiliates or associates of 20% or more of the outstanding common shares of the Company (collectively referred to in the Consulting Agreement as a change of control), Dale Corman has the right to terminate the Consulting Agreement whereupon he will be entitled to receive payment from the Company of an amount equal to 50% of the compensation otherwise payable during the unexpired term of the Consulting Agreement.

By Employment Agreement made effective October 1, 2002, the Company employed Thomas C. Patton as its President for a 24 month term at an annual salary of $9,600, payable at a monthly rate of $800 per month.  In the event of the election or appointment of a majority of new directors of the Company, or the acquisition by any person and such person's affiliates or associates of 20% or more of the outstanding common shares of the Company (collectively referred to in the Agreement as a change of control), Mr. Patton has the right to terminate the Employment Agreement whereupon he will be entitled to receive payment from the Company of an amount equal to 50% of the compensation otherwise payable during the unexpired term of the Employment Agreement.

By Consulting Agreement made effective October 1, 2002, the Company retained T.C. Patton Consulting, a mining consultant sole proprietorship controlled by Thomas C. Patton, President of the Company since January 1, 1998, to provide business, geological and mining consulting services to the Company, for a 24 month term at an annual fee of $140,400 payable at the rate of $11,700 per month against invoices for services actually performed.  In the event of the election or appointment of a majority of new directors of the Company, or the acquisition by any person and such person's affiliates or associates of 20% or more of the outstanding common shares of the Company (collectively referred to in the Agreement as a change of control),T.C. Patton Consulting has the right to terminate the Consulting Agreement whereupon he will be entitled to receive payment from the Company of an amount equal to 50% of the compensation otherwise payable during the unexpired term of the Consulting Agreement.

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, no proposed management nominee for election as a director of the Company, no member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company and no associate or affiliate of any of the foregoing persons had since October 1, 2002 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants as auditors of the Company and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP were first appointed auditors of the Company on March 27, 1986.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting other than the election of directors and as set out under the heading "Particulars of Other Matters to be Acted Upon".

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan Amendment

At the meeting, the members will be asked to approve an amendment to the Company's 2002 Stock Option Plan (the "Plan").  The Plan was approved by the shareholders of the Company at the 2002 Annual and Extraordinary meeting, at which time the aggregate number of Common shares proposed to be reserved for issuance under the Plan was set at 1,300,000 Common shares.  The proposed amendment provides for an increase in this number to 2,000,000 Common shares.  Together with the 3,253,500 stock options currently outstanding under the Company's stock option plans, the Company would then be authorized to issue up to 10% of its authorized capital as stock options.

The Company currently has 38,513,281 shares outstanding, and has the following stock options outstanding under each of its existing stock option plans:

Date of Plan	Options outstanding
1996 (Amended)	8,000
1999	590,000
2000	1,477,000
2002	1,178,500
TOTAL

The purpose of the Plan is to provide certain directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase Common shares of the Company and benefit from any appreciation in the value thereof.  This will provide an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the Common shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.  The aggregate number of Common shares reserved for issuance to any one person under the Plan must not exceed 5% of the outstanding Common shares (on a non-diluted basis).

Under the Plan, the option price shall be calculated by the Board of Directors of the Company based on the closing price of the Common shares on The Toronto Stock Exchange on the day preceding the date of grant.  An option must be exercised within a period of ten years from the date of granting.  Within this ten year period, the Board of Directors of the Company may determine the limitation or vesting period during which an option may be exercised.  Any further amendment to the Plan requires the approval of The Toronto Stock Exchange and may require shareholder approval.

In accordance with the terms of the Plan, this amendment to the Plan is subject to the approval of The Toronto Stock Exchange and the approval of the Company's shareholders. Under the policies of The Toronto Stock Exchange, such approval must be given by "disinterested shareholder vote", being a majority of votes cast at the meeting other than votes attaching to securities beneficially owned by insiders of the Company to whom shares may be issued pursuant to such grants, and associates of such persons, if the grants of stock options to insiders of the Company, together with any other proposed stock options or stock option plans (among other things) involving the issuance or potential issuance of shares of the Company to one or more employees, insiders of the Company or any of its subsidiaries or any other person or company engaged to provide ongoing management or consulting services for the Company or any entity controlled by the Company, could result, at any time, in:

a)

the number of shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the outstanding issue;

b)

the issuance to insiders of the Company, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

c)

the issuance to any one insider of the Company and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the outstanding issue;

or in the case where insiders who are not directors or senior officers of the Company are receiving stock options as consultants of the Company.

At the meeting, the shareholders will be asked to approve, by disinterested shareholder vote, the amendment to the Plan.

To the knowledge of the Company, 848,800 shares of the Company are beneficially owned by insiders of the Company to whom shares may be issued pursuant to grants of stock options and their associates and, accordingly, such shares so beneficially owned will not be counted for purposes of approving the amendment to the Plan.

If shareholder approval of the amendment to the Plan is not obtained, the Company will not proceed to amend the Plan.

The term "insiders" is defined in the Securities Act (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.

The Plan will be available for inspection at the meeting.  The directors recommend that the members approve the amendment to the Plan.

Shareholder Protection Plan

Introduction

On December 11, 2003, the Board of Directors of the Company adopted a shareholder rights plan (the "Rights Plan"). The Rights Plan is currently effective, but is subject to confirmation by the shareholders of the Company at the meeting. Members will be asked to consider and, if thought fit, pass an ordinary resolution confirming, ratifying and approving the Rights Plan and all Rights issued pursuant to the Rights Plan. The text of the resolution is as follows:

"BE IT RESOLVED THAT the Rights Plan adopted by the Board of Directors of the Company on December 11, 2003, on the terms set out in the Shareholder Rights Plan Agreement dated as of December 11, 2003 between the Company and Computershare Trust Company of Canada, as Rights Agent, and all Rights issued pursuant to such Rights Plan, are hereby confirmed, ratified and approved."

If the foregoing resolution is not passed by the members at the meeting, the Rights Plan will terminate. The Rights Plan has a term of five years and will expire at the close of business on the fifth anniversary of the Rights Plan, unless the Rights are earlier redeemed. The Rights Plan is similar to plans adopted recently by several other Canadian companies and approved by their shareholders. Approval of the Rights Plan by shareholders is required by The Toronto Stock Exchange.

A copy of the agreement which gives effect to the Rights Plan (the "Rights Agreement") is available for review during normal business hours at the business office of the Company, 1550 - 1185 West Georgia Street, Vancouver, B.C., V6E 4E6. Capitalized terms used in this Information Circular in relation to the Rights Plan, that are not otherwise defined, have the same meaning given to them in the Rights Agreement.

Directors' Recommendations

The Board has determined that the Rights Plan is in the best interests of the Company and its shareholders and unanimously recommends that members vote in favour of the Rights Plan.

Background and Purpose of the Rights Plan

The Rights Plan is designed to encourage the fair treatment of the Company's shareholders in connection with any take-over offer for the Company. The Rights Plan will provide the Board and the shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the Board to explore and develop, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. It is not intended to deter or prevent take-over bids.  Take-over bid contests for corporate control provide a singular opportunity for shareholders to obtain a one-time gain. After the acquisition of effective control, the opportunity for this one-time gain normally does not re-occur. Like most companies, control of the Company can probably be secured through the ownership of much less than 50% of the shares. Without a shareholder rights plan, it would be possible for a bidder to acquire effective control, over a relatively short period of time, through open market and private purchases, using various techniques permitted under the securities legislation in Canada, without making a bid available to all shareholders. Such acquisition of control would probably be an effective deterrent to other potential offerors. The person acquiring control would probably, over a period of time, be able to consolidate and increase its control without the price for control ever being tested through an open market auction. Shareholder rights plans are designed to prevent this occurrence by forcing all acquisitions of control into a public offer mode.

A public offer will not necessarily achieve all of the objectives of ensuring the maximum value to shareholders. Securities legislation in Canada requires a take-over bid to remain open for only 35 days.

The Board does not believe that this period is sufficient to permit the Board to determine whether there may be alternatives available to maximize shareholder value or whether other bidders may be prepared to pay more for the Company's shares than the offeror. The Rights Plan is intended to provide time to shareholders to properly assess any take-over bid and to provide the Board with sufficient time to pursue alternatives for maximizing shareholder value, including, if considered appropriate, identifying and locating other potential bidders. The Ontario Securities Commission has concluded in recent decisions relating to rights plans that a target company's board will not be permitted to maintain a rights plan solely to prevent a successful bid, but only so long as the board is actively seeking alternatives to a take-over bid and there is a real and substantial possibility that it can increase shareholder choice and maximize shareholder value.

The Rights Plan is not being proposed in response to, or in anticipation of, any acquisition or take-over bid and is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the common shares of the Company. The Rights Plan does not inhibit any shareholder from using the proxy mechanism set out in the Company Act (British Columbia) to promote a change in the management or direction of the Company. The Rights Plan may, however, increase the price to be paid by a potential offeror to obtain control of the Company and may discourage certain transactions.

The Rights Plan does not affect in any way the financial condition of the Company. The initial issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share until the Rights separate from the underlying common shares and become exercisable. The adoption of the Rights Plan will not lessen or affect the duty of the Board to act honestly and in good faith and in the best interests of the Company. The Rights Plan is designed to provide the Board with the means to negotiate with an offeror and with sufficient time to seek out and identify alternative transactions on behalf of the Company's shareholders.

Terms of the Rights Plan

The following is a summary of the terms of the Rights Plan. This summary is qualified in its entirety by the Rights Agreement.

General

To implement the Rights Plan, one Right has been issued by the Company pursuant to the Rights Agreement in respect of each common share outstanding at 4:00 p.m. (Vancouver time) on December 11, 2003 (the "Record Time"). One Right also will be issued for each additional common share issued after the Record Time. Each Right will entitle the holder to purchase from the Company one common share at a price of $100 per share, subject to certain anti-dilution adjustments. The Rights will not be exercisable, however, until the Separation Time (defined below). If a Flip-in Event (defined below) occurs, each Right will entitle the holder to purchase, for $100, common shares having a market value of $200.

Trading of Rights

The issuance of Rights will not change the manner in which shareholders currently trade their common shares. Shareholders do not have to return their certificates in order to have the benefit of the Rights.  Until the Separation Time, the Rights will be evidenced by the certificates for outstanding common shares and the Rights will be transferred with, and only with, the common shares. After the Separation Time, the Rights will become exercisable, will be evidenced by separate Rights certificates and will be transferable separately from the common shares.

Separation Time

The Rights will separate and trade apart from the common shares and become exercisable after the Separation Time. The "Separation Time" generally means the close of business on the eighth trading day after the earlier of:

(a)

the date of the commencement of, or first public announcement of the intent of a person to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid) to acquire beneficial ownership of 20% or more of the voting shares of the Company; and

(b)

the date of the first public announcement that a person has become an Acquiring Person by acquiring 20% or more of the voting shares of the Company.

Flip-in Event

Under the Rights Agreement, a Flip-in Event will occur when a person becomes an Acquiring Person otherwise than under a Permitted Bid. Upon the occurrence of a Flip-in Event:

(a)

each Right (other than Rights which are void) will entitle the holder to purchase, by payment of $100, common shares having a market value of $200; and

(b)

any Rights beneficially owned by the Acquiring Person and affiliates, associates and transferees of the Acquiring Person or any person acting jointly or in concert with the Acquiring Person will become void.

Accordingly, a Flip-in Event that is not approved by the Board will result in significant dilution to an Acquiring Person.

Permitted Bids

Permitted Bids are exempted from the operation of the Rights Plan. In summary, a "Permitted Bid" is a take-over bid made by way of take-over bid circular and which also complies with the following requirements:

(a)

the bid is made to all holders of voting shares of the Company and for all outstanding voting shares;

(b)

the take-over bid must be open for a least 60 days and more than 50% of the outstanding voting shares of the Company (other than shares beneficially owned by the offeror on the date of the bid) must be deposited under the bid and not withdrawn before any shares may be taken and paid for;

(c)

voting shares may be tendered at any time during such 60 day period and may be withdrawn until taken up and paid for; and

(d)

if more than 50% of the voting shares are so deposited and not withdrawn, a public announcement of such fact must be made and the bid must remain open for a further period of 10 business days.

If an offeror successfully completes a Permitted Bid, the Rights Plan provides that the Rights will be redeemed at $0.0001 per Right.  A Permitted Bid, even if not approved by the Board, may be taken directly to the shareholders of the Company. Shareholders of the Company will initially have 60 days to deposit their shares. If more than 50% of the outstanding common shares of the Company (other than common shares beneficially owned by the offeror on the date of the take-over bid) have been deposited and not withdrawn by the end of the such 60-day period, the Permitted Bid must be extended for a further period of 10 days to allow initially disapproving shareholders to deposit their shares if they so choose.

Waiver and Redemption

The Board may waive the application of the Rights Plan to any Flip-in Event if it determines that a person became an Acquiring Person by inadvertence, conditional upon such person having, within 10 days after the determination by the Board, reduced its beneficial ownership of shares such that it is no longer an Acquiring Person. The Board may also, until a Flip-in Event has occurred, waive the application of the Rights Plan to any particular Flip-in Event, but in that event, the Board must waive the application of the Rights Plan to any other Flip-in Event occurring after the initial waiver. Furthermore, the Board may, with shareholder approval, at any time prior to the occurrence of a Flip-in Event, elect to redeem all of the outstanding Rights at a redemption price of $0.0001 per Right.

Amendments

The Board may supplement or amend the Rights Agreement to correct clerical or typographical errors or to maintain the validity of the Rights Plan as a result of a change in law or to increase or decrease the exercise price. Any amendments required to maintain the validity of the Rights Plan must, however, be submitted to the shareholders of the Company or, after the Separation Time, to the holders of the Rights for confirmation.

Other amendments can only be made with the approval of the shareholders of the Company or, after the Separation Time, the holders of the Rights. Supplements or amendments to the Rights Plan will require the prior written consent of The Toronto Stock Exchange, as necessary.

Shareholders' Approval

In order for the Rights Plan to be confirmed, ratified and approved, the resolution must be passed by a majority of the votes cast by the holders of common shares who vote in respect thereof.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the resolution confirming, ratifying and approving the Rights Plan and Rights issued pursuant to the Rights Plan unless the member who has given such proxy has directed that the votes be cast otherwise.

Approval of Private Placements

In order for the Company to raise funds to expand its activities, the Company may require further equity funding, which would be raised under one or more private placements.  At the meeting, members will be asked to approve a resolution authorizing the directors of the Company to enter into one or more private placements in the 12 month period following the meeting to issue additional common shares of the Company, or securities exchangeable into common shares of the Company (collectively referred to as "shares") to subscribers who are substantially at arm's length to the Company.  Pursuant to the rules and policies of the TSX, shareholder approval is required for issuances of shares by private placement of more than 25% of the number of shares, which are currently outstanding (on a non-diluted basis) in any six month period.  Accordingly, it is prudent to have authority for such private placements at the present time to save the time and expense of seeking shareholder approval at future special meetings of shareholders.

It is not the present intention of management to issue the entire number of shares authorized pursuant to the proposed resolution.  The private placements will be negotiated only if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to conduct and/or expand its activities.  The issuance of shares pursuant to these private placements will not materially affect the control of the Company.  Each such private placement will be made in accordance with applicable by-laws and rules of the TSX, which require the approval of the TSX prior to completion of each individual private placement.  These rules provide that private placements be priced at the closing price on the day prior to the notice of the private placement, subject to prescribed discounts as set forth below:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

As well, warrants may accompany shares issued under the private placement where such warrants are priced at or above market and do not exceed the number of shares issued under the private placement.

Paragraph 620 of the TSX Company Manual (the "Manual") provides that, without shareholder approval, the total number of shares of a listed company which are issued or subject to issuance pursuant to private placement transactions during any six month period must not exceed 25% of the number of shares of the Company which are outstanding prior to giving effect to such transactions.  Members are being asked, therefore, to pass a resolution authorizing additional private placements, which would take place within one year of the date of the meeting.  Such future private placements will be subject to the following terms:

1.

All of the private placement financings will be carried out in accordance with the guidelines of the TSX and specifically in accordance with paragraphs 619 and 622 of the Manual.

2.

The private placements will not result in additional shares of the Company being issued in any amount exceeding the current number of issued and outstanding common shares (in the aggregate) of the Company, will be substantially with subscribers who are at arm's length to the Company and will not materially affect the control of the Company.

The resolution with respect to private placement financings requires confirmation by a majority of the votes cast thereon at the meeting.  In the event the resolution is not passed, the Company will not proceed with any private placement that requires shareholder approval under the rules of the TSX unless and until such shareholder approval is received.

The text of the resolution to be submitted to the shareholders at the meeting is set forth below.

"BE IT RESOLVED THAT:

1.

the directors of the Company be and are hereby authorized and directed to arrange from time to time, additional private placements in the capital of the Company, subject to the following terms:

(a)

all private placement financings will be carried out by the Company in accordance with the guidelines of the Toronto Stock Exchange and specifically paragraphs 619 and 622 of The Toronto Stock Exchange Company Manual; and

(b)

the future private placements will not result in additional common shares of the Company being issued in an amount exceeding the current number of issued and outstanding common shares in the aggregate of the Company, will be substantially with subscribers who are at arm's length to the Company and will not materially affect control of the Company."

It is not known whether any other matter will come before the Meeting other than those set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of Proxy intend to vote on them in accordance with their best judgement.

BOARD APPROVAL

The Notice of Annual General and Extraordinary Meeting dated January 26, 2004 and this Information Circular and accompanying Form of Proxy have been approved by the Board of Directors of the Company for mailing to members.

DATED at Vancouver, British Columbia, this 26th day of January, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Dale Corman"

Dale Corman

Director and Chief Executive Officer

WESTERN SILVER CORPORATION

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following table describes the Company's approach to corporate governance with reference to the specifically enumerated Guidelines of the Toronto Stock Exchange (TSX).

TSX Corporate Governance Guidelines	Western Silver Corporation's Approach
1. The Board should explicitly assume responsibility for stewardship of the Company and, as part of the overall stewardship, assume responsibility for:

The mandate of the Board is to supervise the management of the business and affairs of the Company. The Board's principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Company's business, to set policies appropriate for the business of the Company and to approve corporate strategies and goals.  The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value.  Every director is required to act honestly and in good faith in the best interests of the Company and to exercise the care, diligence and skill of a reasonably prudent person.   Responsibilities not delegated to senior management or to a committee of the Board remain those of the full Board.  Prior approval by the Board is also required in many specific instances under the Company Act (British Columbia), securities legislation and the rules and policies of the TSX and American Stock Exchange.

(a) adoption of a strategic planning process

The Board is responsible for reviewing and approving the strategic plan as prepared by management.  The Board has delegated the day-to-day management of the business and affairs of the Company to the senior management of the Company, subject to compliance with strategic and capital plans approved from time to time by the Board.

(b) identification of principal risks and implementation of appropriate systems to manage those risks

The Board, through the Audit Committee, is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented.  The principal risks of the Company are those related to fluctuating financial markets and metal prices, risk of obtaining and maintaining secure title to mineral properties and changing government regulation. The Audit Committee meets regularly to review reports and discuss significant risk areas with the external auditors.

(c) succession planning, including appointing, training and monitoring management

The Board is responsible for choosing the president and CEO, appointing senior management and for monitoring their performance.  The Board approves the president and CEO 's corporate objectives and compensation.  The Board also ensures that processes are in place to recruit senior managers with the highest standards of integrity and competence.

(d) a communications policy

The Board as a whole is responsible for ensuring disclosure is made pursuant to an appropriate communications policy governing the timeliness and content of the Company's major communications, as required by securities laws and stock exchange policy.

(e) the integrity of internal control and management information systems

The Board, through its Audit Committee, examines the effectiveness of the Company's internal control processes and management information systems. The Board consults with the Company's auditor and management of the Company to ensure the integrity of these systems.

2.

The Board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company.

The Board of the Company is currently composed of eight directors, four of whom are unrelated.
3. The Board is required to disclose on an annual basis whether the Board has a majority of unrelated directors and the analysis of the application of the principles supporting this conclusion.

The Board of the Company is currently composed of eight directors, five outside directors, being directors who are not officers or employees of the Company, and three inside directors.  The Board has further determined that of its five outside directors, four are unrelated directors: Klaus Zeitler, David Williams, Robert Gayton and Michael Halvorson.  One outside director, Lee Bilheimer, provides services to the Company on a consulting basis and is therefore a related director.  The three inside directors, Dale Corman, Thomas Patton and Lawrence Page, Q.C., being officers, are by definition also related directors.

4. The Board should appoint a committee, the majority of whom are unrelated directors, with responsibility for proposing new nominees to the Board and assessing directors.

The Company has a Nominating Committee consisting of Dale Corman, David Williams and Klaus Zeitler.  This committee is responsible for proposing new nominees to the Board.  A majority of its members are outside and unrelated directors. This committee is also responsible for the ongoing assessment of directors. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, show support for the Company 's strategic objectives, and a willingness to serve.

5. Every Board should implement a process for assessing the effectiveness of the Board as a whole, the Board's committees and individual directors.

It is the responsibility of the Chairman of the Board and the Nominating Committee to ensure the effective operation of the Board.  The Chairman meets with directors to discuss the effectiveness of the processes the Board follows and the quality of information provided to the directors by management.

6. Every Company should provide an orientation and education program for new recruits to the Board.

While no documented orientation and education programs are in place, past appointments of new directors have occurred relatively infrequently, allowing the Company to provide orientation and education to new directors as needed.  Prior to official appointment, new directors are provided with considerable information regarding the industry and the Company.

7. Every Board should examine its size and, where appropriate, undertake a program to reduce the number of directors.

The Board considers this guideline on an annual basis and has determined eight as a reasonable number of members for the Board of the Company at this time.  The members of the Board of Directors have been chosen on the basis of their skill, expertise and experience in the mining industry and other businesses as well as their ability to actively contribute on a broad range of issues.

8. The Board should review the compensation of directors to ensure it adequately reflects the responsibilities and risks involved in being an effective director.

The Board of Directors reviews directors' compensation on an ongoing basis.  The Board takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

9. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.

The Board has established two committees: the Audit Committee and the Nominating Committee.  The Board of Directors is in the process of implementing a Corporate Governance Committee.  The Audit Committee is comprised of Robert Gayton, David Williams, and Klaus Zeitler, all of whom are outside and unrelated directors.  The Nomination Committee is discussed in Guideline 4.

10. Every Board should expressly assume responsibility for, or assign to a committee, the general responsibility for, developing the Company's approach to governance issues.

The Board of Directors is creating a Corporate Governance Committee and is developing and implementing the Company's approach to governance issues in the form of a Corporate Governance Policy and a Code of Ethics. This committee will consider best practices among major Canadian companies to ensure the Company continues to carry out high standards of corporate governance.

11.

The Board, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the Board should approve or develop the corporate objective which the CEO is responsible for meeting.

The Board of Directors is responsible for the overall governance of the Company. This includes defining the responsibilities of senior management.  The Board reviews and approves the corporate objectives that the senior management is responsible for meeting.  There is a clear understanding between senior management and the Board that all strategic decisions will be presented by management to the Board for approval.  The Board expects management to:

  review the Company's strategies and their implementation in all key areas of the Company's activities carry out a comprehensive budgeting process and monitor the Company's financial performance against the budget identify opportunities and risks affecting the Company's business and find ways of dealing with them.

12. Every Board should have in place appropriate structures and procedures to ensure that the Board can function independently of management.

Dale Corman is Chairman of the Board of Directors and Chief Executive Officer of the Company.  In the view of the Board, the fact that Mr. Corman occupies both offices does not impair the ability of the Board to act independently of management.  The Board has reached this conclusion for various reasons, including the number of unrelated, independent directors on the Board.  The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of the Company's management.  The Audit Committee and Nominating Committee consist of at least a majority of unrelated directors.

13. The audit committee of every Board of directors should be composed of only outside directors. The roles and responsibilities of the audit committee should be specifically defined.

The Audit Committee is comprised of three directors, Robert Gayton, Klaus Zeitler and David Williams, all of whom are unrelated directors. The Audit Committee reviews the annual and quarterly financial statements of the Company, oversees the annual audit process, the Company's internal accounting controls and the resolution of issues identified by the Company's auditors and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next Annual General Meeting.

All members of the Audit Committee are financially literate (are able to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto). Dr. Gayton is a chartered accountant.  The Audit Committee's responsibilities are set out in its charter. The Company's external auditors have a direct line of communication with the committee at all times and meet without management present at least quarterly.  The committee approves all non-audit work performed by the external auditors.

14. The Board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the Company.

The Corporate Governance Committee will be responsible for reviewing and responding to requests by individual directors of the Company to engage outside advisors at the expense of the Company.  Prior to the creation of the Corporate Governance Committee, the Board as a whole would consider any such requests.

Proxy

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

ANNUAL GENERAL AND EXTRAORDINARY

MEETING OF MEMBERS OF

WESTERN SILVER CORPORATION (the "Company")

TO BE HELD AT THE UBC ROOM, VANCOUVER CLUB,

915 WEST HASTINGS ST., VANCOUVER, BRITISH COLUMBIA

ON  MARCH 4, 2004, AT 2:30 PM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, DALE CORMAN, a Director of the Company, or failing this person, THOMAS PATTON, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

          ┌                                                                                                                           ┐

          └                                                                                                                            ┘

		For	Withhold
1.	To appoint PricewaterhouseCoopers, LLP, Chartered Accountants, as Auditors of the Company for the ensuing year
		For	Against
2.	To authorize the directors to fix the remuneration of the Auditors
		For	Withhold
3	To elect as directors all the persons named below
Or: To elect as Director, Dale Corman
To elect as Director, Thomas Patton
To elect as Director, Lawrence Page, Q.C.
To elect as Director, Robert Gayton, FCA
To elect as Director, Klaus Zeitler
To elect as Director, David Williams
To elect as Director, Lee Bilheimer
To elect as Director, William Jacobs
		For	Against
4.

To approve, subject to regulatory approval, an increase in the number of stock options issuable under the Company's 2002 Plan to 2,000,000, providing for up to approximately 10% of the Company's issued shares to be available to be issued as stock options to directors, officers, employees, consultants and others providing services to the Company, as more particularly described in the Company's Information Circular

5.	To approve the Company's Shareholder Protection Rights Plan as more particularly described in the Company's Information Circular

6.	To authorize additional equity private placements in accordance with The Toronto Stock Exchange guidelines

7.	To transact such other business as may properly come before the Meeting

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:                    _______________________________________________

Please Print Name:        _______________________________________________

Date:                                 _______________________________________________

Number of Shares
Represented by Proxy:    _______________________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

This Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, firstly, to the above matters where no choice is, or where both choices are, specified, IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED ON A POLL "FOR" ALL SUCH MATTERS.  In addition, it is the intention of the person designated in the form of proxy to vote in accordance with their best judgment on amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the meeting.

The undersigned hereby acknowledges receipt of the Company's 2003 Annual Report (which contains the Directors' Report to Members and the Company's audited financial statements for the fiscal year ended September 30, 2003), the Notice of 2004 Annual General and Extraordinary Meeting of Members, the accompanying Information Circular dated as of January 26, 2004 and the Notes hereto, and the Annual Return Card Form, and the undersigned hereby revokes any instrument of proxy given prior to this Proxy with reference to the Meeting or any adjournment(s) thereof.

NOTES: THE SIGNATURE BELOW MUST CONFORM TO THE NAME OF THE MEMBER(S) AS REGISTERED.  TO BE VALID, A PROXY MUST BE DATED AND SIGNED BY THE MEMBER(S) OR SUCH MEMBER(S) ATTORNEY AUTHORIZED IN WRITING.  EXECUTORS, ADMINISTRATORS, TRUSTEES OR ORTHER PERSONAL REPRESENTATIVES SIGNING ON BEHALF OF A REGISTERED SHAREHOLDER(S) SHOULD SO INDICATE WHEN SIGNING.  WHERE SHARES ARE HELD JOINTLY, EITHER OWNER MAY SIGN.  WHERE THE SHARES ARE HELD BY A COMPANY, A DULY AUTHORIZED OFFICER OR ATTORNEY OF SUCH COMPANY MUST SIGN. IF THE PROXY IS EXECUTED BY THE PERSONAL REPRESENTATIVE FOR AN INDIVIDUAL MEMBER(S) OR BY AN OFFICER OR ATTORNEY OF A CORPORATE MEMBER(S), NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT EMPOWERING THE PERSONAL REPRESENTATIVE, OFFICER, OR ATTORNEY AS THE CASE MAY BE, OR A NOTARIAL CERTIFIED COPY THEREOF, MUST ACCOMPANY THE PROXY.

A PROXY, TO BE EFFECTIVE, MUST BE DEPOSITED AT THE OFFICE OF THE COMPANY'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA AT THE ADDRESS BELOW, NOT LESS THAT 48 HOURS (EXCLUDING HOLIDAYS AND WEEKENDS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT(S) THEREOF.

REFERENCE IS SPECIFICALLY MADE TO THE ACCOMPANYING INFORMATION CIRCULAR FOR FURTHER INFORMATION AND INSTRUCTIONS.

IF THE DATE IS NOT COMPLETED IN THE SPACE PROVIDED ABOVE, THIS PROXY SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS FIRST MAILED TO THE MEMBER(S).

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada

Proxy Dept.  100 University Avenue 9th Floor

 Toronto Ontario M5J 2Y1

Fax:  Within North American:  1-866-249-7775  Outside North America:  (416) 263-9524

ANNUAL RETURN CARD FORM

(Request for Interim Financial Statements)

TO:

REGISTERED AND NON-REGISTERED SHAREHOLDERS OF

WESTERN SILVER CORPORATION (the "Company")

National Instrument 54-101 - "Communication with Beneficial Owners of Securities of a Reporting Issuer" provides shareholders with the opportunity to elect annually to have their name added to an issuer's SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Company.  If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to:

COMPUTERSHARE TRUST COMPANY OF CANADA

Proxy Department

100 University Avenue, 9th Floor

Toronto Ontario M5J 2Y1

Fax: 1-866-249-7775 (Within North America)

        1-416-263-9524 (Outside North America)

Name of Shareholder:                                    _________________________________________

                                                                       (Please print)

Address:                                                         _________________________________________

                                                                        _________________________________________

Postal Code:                                                   _________________________________________

Email:                                                              _________________________________________

WESTERN SILVER CORPORATION
2003 ANNUAL REPORT

Growth through silver

Contents

Investment opportunity 3

Highlights and milestones 4

Chairman's message to shareholders 5

President's report to shareholders 6

The silver market 8

Review of operations 10

- Peñasquito 10
- Development projects 17
- Exploration properties 18

Management's discussion and analysis 19

Consolidated financial statements 23

Management team 41

Corporate and shareholder information 42

'**Western Silver Corporation** is a publicly-traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company's primary project, the 100%-owned Peñasquito property in central Mexico, is emerging as a large silver-gold-lead-zinc district with significant exploration upside. Peñasquito has been independently confirmed as one of the largest undeveloped silver deposits in the world and is one of the few bulk silver deposits that is economic at recent low metal prices. Western Silver also has an interest in the San Nicolas zinc-copper project with Teck Cominco and owns the Carmacks Copper project in the Yukon. The Company, which is internationally recognized for its technical ability, is listed on the American (**AMEX:WTZ**) and Toronto (TSX:WTC) stock exchanges.'

Annual General Meeting of Shareholders

The annual general meeting of the shareholders of the Company will take place at 2:30 pm on Thursday, March 4th, 2004, in the UBC Room, at the Vancouver Club, 915 West Hastings Street, Vancouver, British Columbia.

Forward looking statement

Statements contained in this annual report that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995. They involve risks and uncertainties that could cause actual results to differ materially from estimated results. Forward looking statements include, but are not limited to, estimates of resources, grade, future production, costs, currency fluctuations and market prices for the company's products and other estimates or predictions of future activities.

INVESTMENT OPPORTUNITY

Western Silver Corporation is a publicly-traded mineral exploration company with a primary focus of discovering and developing silver properties in the Americas:

- The Company's 100%-owned Peñasquito property is one of the world's largest undeveloped silver deposits.
- It is also one of few bulk-silver deposits economic at last year's low metal prices. Prices have risen sharply since then.
- Large quantities of gold, zinc and lead, all mineable at current prices, also add to Peñasquito's favorable economics.
- This emerging silver district has significant exploration upside. Drill results reinforce the Company's belief that Peñasquito is a district-scale mineral system with multiple deposits at different locations on the 147-square mile property.
- Both Peñasquito and San Nicolas, another Company development property, are located in Zacatecas State, central Mexico, a well-established mining region with excellent infrastructure.
- Rising metals prices have significantly improved the economics of the Company's other development projects leading to a re-evaluation of their economic potential.
- The Company's technical team is internationally recognized for its outstanding abilities in discovering and developing exploration properties.

Western Silver's shareholders enjoy a highly leveraged exposure to silver and are well positioned to benefit from any shortage of supply or rise in its price

3
WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

HIGHLIGHTS AND MILESTONES

Highlights of 2003

- In February, the Company changed its name to Western Silver Corporation, more clearly reflecting its focus on silver. Its shares commenced trading on the American Stock Exchange in the same month.
- In March, SNC-Lavalin Engineers and Constructors Inc. identified the Company's wholly-owned Peñasquito project as one of the world's largest undeveloped silver deposits.
- In July, an independent scoping study by M3 Engineering and Technology pointed to 'decidedly favorable financial indicators' at Peñasquito and recommended the project proceed to a full feasibility study.
- In August, the Board of Directors was strengthened with the appointment of David Williams.
- In December, the Company successfully closed a $12.4 million financing. The funds will be used to move the Peñasquito project forward.
- During the year more than 26,500 meters of drilling were completed, with in-fill holes completed at Chile Colorado, shallow gold-silver mineralization identified at Peñasco, and three new areas of mineralization discovered.

A milestone-driven company

Western Silver is moving forward systematically to develop its key Peñasquito property, reduce overall risk, strengthen the Company and build and nurture partnerships.

In order to add value in the year ahead, the Company plans to:

- Complete the pre-feasibility study on Peñasquito's Chile Colorado zone.
- Estimate the resource at the property's Peñasco zone also known as the Outcrop Breccia.
- Evaluate the high grade intersection at La Palma in the northeast region of Peñasquito.
- Evaluate the significance of the property's El Sotol and El Chamisal discoveries.
- Complete delineation drilling at Peñasquito's Azul NE and Luna Azul Zones.
- Maximize the value of assets outside of Peñasquito.
- Add U.S. influence to the Company's Board of Directors.
- Strengthen management.
- Continue to nurture and build relationships with partners outside Peñasquito.

4

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

CHAIRMAN'S MESSAGE TO SHAREHOLDERS

An exceptional year

This past year was clearly an exceptional one for Western Silver Corporation and its shareholders. The Company remained committed to its stated objective of exploring for world-class mineral deposits in the Americas with its primary focus on its Peñasquito silver, gold, zinc and lead deposit located in the State of Zacatecas in central Mexico. Several important milestones were achieved during the year. The most notable were the successful listing of the Company's shares on the American Stock Exchange; the change of our name from Western Copper Holdings to Western Silver Corporation which more clearly reflects our exploration focus; the completion by SNC-Lavalin of a resource calculation on the Chile Colorado Zone at Peñasquito that identified it as a potential world-class bulk silver deposit; and, completion of a detailed Scoping Study by M3 Engineering & Technology Corporation that clearly demonstrated the deposit's economic potential. Our long-term strategy of focused exploration, careful money management, responsible reporting and respect for our shareholders has made Western Silver one of the best performing mining stocks over the past two years.

Going forward, we expect to complete a pre-feasibility study on the Chile Colorado deposit in the first quarter of calendar 2004; initiate a full feasibility study to be completed early in 2005; and, continue to expand our silver and gold resources by aggressive diamond drilling of previously identified zones that have clearly demonstrated Chile Colorado-type mineralization and potential. To meet these objectives we recently completed a private placement offering of 2.4 million shares, which netted the Company approximately $11.5 million after underwriting and legal expenses.

I would like to express my appreciation to our dedicated core of shareholders who have supported us over the years, our directors, management, staff and in particular our outstanding team of explorationists without whom none of our success would have been possible. I would also like to thank Robert Quartermain and Michael Halvorson for their service to the Company through its formation and development and their contribution to its growth. Both have agreed not to stand for re-election in order to accommodate changes to the Board of Directors. We are well positioned for future growth and I look forward to another outstanding year in 2004.

Dale Corman.

F. Dale Corman, P. Eng
Chairman and Chief Executive Officer.

'Our long-term strategy of focused exploration, careful money management, responsible reporting and respect for our shareholders has made Western Silver one of the best performing mining stocks over the past two years.'

5

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

PRESIDENT'S REPORT TO SHAREHOLDERS

The drilling truth machine

Exploration is a difficult and time-consuming business. Many prospects that initially appear promising fail to survive the truth machine, otherwise known as a drill rig. I am happy to report that continued drilling at Peñasquito during 2003 has not only established the Chile Colorado zone as a potential world-class open pit silver deposit, but has also identified several other zones, most notably Peñasco, with similar potential. We hope to demonstrate with additional drilling during 2004 that Chile Colorado is only one part of a district-scale mineral system present at Peñasquito.

A layer of gravel up to thirty meters thick covers the Peñasquito project area. This fact explains how such a large mineralized system remained concealed for almost 500 years after the Spanish made the first silver discovery in the district. The gravel also lengthens and complicates the exploration process. Because only a tiny patch of outcrop is exposed for mapping and sampling, the integrated use of geophysics, geochemistry and systematic drilling is required to delineate the extent of the mineralized system and to define discrete mineralized zones such as Chile Colorado.

We completed over 26,500 meters of drilling at Peñasquito during 2003, with almost half of that total expended on exploration and in-fill drilling at Chile Colorado. The project total since drilling began in 1994 now stands at 78,300 meters, with 60% of that total drilled by Western Silver during the last two years. The highlights of the 2003 work program include completion of reserve definition drilling at Chile Colorado; delineation of a large area of near-surface mineralization at Peñasco; and, the discovery of three new areas of mineralization at El Sotol, La Palma and El Chamisal. An ambitious drilling program will start early in 2004 to define measured and indicated resources at Peñasco and Azul NE; and to evaluate the significance of mineralization at El Sotol, La Palma, El Chamisal, and the Azul Breccia, with definition drilling to follow if initial drill results are favorable.

Successful exploration is the product of adequate funding, good prospects and knowledgeable and motivated people. I would like to acknowledge the contributions of our entire exploration team and two individuals in particular. Tom Turner, our Mexican Exploration Manager, has assembled, trained and led an outstanding workforce at Peñasquito and has worked nonstop to discover mineralization on both a prospect and district scale. Abelardo Garza continues to provide

Geologists examine core as it comes out of the ground at Peñasco.

Drill core is measured and logged at Mazapil warehouse.

6

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

PRESIDENT'S REPORT TO SHAREHOLDERS

us with timely and accurate advice on land and permitting issues that are vital to the long-term success of the project.

People often ask why we continue to drill at Peñasquito and when we plan to stop. Additional drilling to delineate the distribution and grade of the entire Peñasquito mineral system is necessary to determine the optimum size and sequencing of mining operations. If successful, drilling also will add significant shareholder value by converting the project's substantial blue sky potential into defined mineral resources. I am confident that our 2004 drill program will accomplish both of these objectives and I would like to thank Western Silver's management, directors and shareholders for their continued support.

Thomas C. Patton, Ph D
President and Chief Operating Officer

'I AM HAPPY TO REPORT THAT CONTINUED DRILLING AT PEÑASQUITO… HAS NOT ONLY ESTABLISHED THE CHILE COLORADO ZONE AS A POTENTIAL WORLD-CLASS OPEN PIT SILVER DEPOSIT, BUT HAS ALSO IDENTIFIED SEVERAL OTHER ZONES… WITH SIMILAR POTENTIAL.'

Core is sawed in half, with half sent for assay and half stored for future reference.

Large core storage warehouse with bagged samples ready for shipment to laboratory in foreground.

7
WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

THE SILVER MARKET

Drawing down inventories

Demand for silver has outstripped mining supply for more than a decade. Within the next five years inventories could become critically tight

GLOBAL inventories of silver are tightening. Each year since 1990 demand for silver has outstripped supply by an average of 140 million ounces a year. In order to meet demand, inventories have been drawn down to between 400 million and 800 million ounces from 2.3 billion ounces, a 50-year low. More importantly, since 1980 the ratio of inventories to consumption has fallen from more than 80 months to under 12 months today.

If this trend continues, inventories of silver will be critically tight within five years. At some point before then the price of silver will have to adjust in order to reduce demand and increase supply.

Large silver deposits are difficult to find. Most of the world's silver is a byproduct of gold, copper and lead-zinc mining where it represents a small portion of the bottom line. There is little economic incentive for these operations to increase silver production. Consequently, the supply of silver may not respond to a small rise in its price. And a sharply higher silver price is unlikely to reduce silver consumption.

Western Silver and its shareholders are well positioned to take advantage of any shortage of supply or rise in the price of silver. The company's 100%-owned Peñasquito project is one of largest undeveloped silver deposits in the world. It is one of the few bulk silver deposits that is economic at metal prices of early 2003. Since then prices have risen sharply, substantially improving the economics of the project. Unlike Peñasquito, many other silver deposits are narrow veins mineable by underground methods that cannot be placed into production or ramped up in size quickly. Significant quantities of gold, zinc and lead, all mineable at current prices, add to Peñasquito's favorable economics.

3,500
3,000
2,500
2,000
1,500
1,000
500
0
(500)
1950
1953
1956
1959
1962
1965
1968
1971
1974
1977
1980
1983
1986
1989
1992
1995
1998
2001
2004
2007
2010
Critically tight inventories —less than 6 weeks consumption
No inventory unless production increases

Silver Inventories | Millions of ounces

Source: CPM Group and Proteus Capital Corp. estimates

Notes:
1) Inventories include reported and estimated unreported total including coins
2) Projections assume mine supply increases at 1% a year, industrial consumption increases at 2% a year from 2002 levels.

8

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

THE SILVER MARKET

The indispensable metal

SILVER has unique attributes that make it indispensable. It is strong, malleable and highly conductive. It is sensitive to and highly reflective of light. Its reactivity forms the basis for its use in catalysts and photography. Its versatility makes it hard to substitute.

Demand for silver falls into three main categories: industrial use which accounts for 40% of silver demand; jewelry and silverware which accounts for 30% of demand and photographic, 24% of demand.

In industry, silver has many electrical and electronics applications including switches, conductors, multi-layer ceramic capacitors, windshields and conductive adhesives. Because of its ease of use in electro-deposition, it is widely used in plating. Its strength and conductivity make it desirable for soldering and brazing. Silver has increasingly important uses in the medical field as a disinfectant for bacteria and algae.

Silver's malleability and ability to reflect light makes it highly desirable for manufacturing jewelry.

Silver nitrate has been used in photography since its inception. Increasing use of digital cameras and technology has seen some decline in the silver use in the consumer photographic market. Although the use of digital cameras continues to expand, its effect on overall silver usage has been modest.

Source: The Silver Institute

Other
6%
Photography
24%
Industrial
40%
Jewelry
30%

The Silver Market | Components of demand, 2002

Source: World Silver Survey 2003

Industry

Medical

Electronics

Photography

9

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

REVIEW OF OPERATIONS

Western Silver's 100%-owned Peñasquito silver project continued to produce exciting results during 2003 and maintained its position as the Company's number-one exploration priority. Also, the increase in both base and precious metal prices during the year raised the profile of Western Silver's other development projects: the world class San Nicolas copper, zinc, gold and silver deposit also located in Zacatecas; and, its 100%-owned Carmacks copper oxide project located in the Yukon, Canada. The recent rise in metal prices will provide the impetus for additional exploration work, or in the case of San Nicolas, a re-evaluation of project economics. The status of each of our development and exploration properties is summarized below:

YUKON
CANADA
U. S. A.
MEXICO
ZACATECAS

Peñasquito Project

Western Silver's 100%-owned Peñasquito project is located in the western half of the Concepcion del Oro mining district in Zacatecas State, Mexico, and contains the Chile Colorado deposit. An independent resource estimate by SNC-Lavalin completed in 2003 established Chile Colorado deposit as one of the world's largest silver resources. A subsequent scoping study by M3 Engineering & Technology Corporation (M3) demonstrated that it is one of the few bulk-mineable silver deposits in the world with potential to be economically exploited at current metal prices.

We completed over 26,500 meters of drilling during 2003. The project total since drilling began in 1994 exceeds 78,300 meters, 60% of which has been completed by Western Silver during the last two years. The 2003 program included completion of in-fill drilling at Chile Colorado and the identification of several other zones, most notably Peñasco, located within the Outcrop Breccia, that have the potential to host mineralization of similar size and grade to Chile Colorado. The objective of the 2004 exploration program will be to complete sufficient drilling to convert the substantial blue sky potential of the projects into defined mineral resources and demonstrate that Chile Colorado is only one part of a district-scale mineral system present at Peñasquito.

A four-rig, 40,000-meter drill program will begin in late January to test the targets described below and shown on the prospect map.

'The [Chile Colorado] zone is believed to be open at depth and to the east and the west… This creates real potential for substantially expanding the resource.'

—M3 Scoping Study

10

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

REVIEW OF OPERATIONS

Geology

The central Peñasquito project area is underlain by the Caracol formation of late Cretaceous age, a thick, flat lying sequence of calcareous siltstone with lenses of calcareous sandstone. Mineralization, in the form of coarse-grained galena, sphalerite, tetrahedrite and silver sulfosalts, is spatially and genetically related to two large hydrothermal eruptive breccia pipes, the Azul and Outcrop Breccias. These breccias cut the Caracol sediments and are interpreted to have been caused by explosive eruptions of underlying quartz-feldspar porphyry stocks. The breccia pipes are each about a kilometer in diameter and occur inside a quartz-sericite-pyrite alteration halo. Both of the breccia pipes show a crude stratigraphic layering, with sediment-dominant breccias and thin beds of felsic tuff grading downward into porphyry clast and matrix breccias. Both of the breccia pipes have been intruded by fluidized hydrothermal breccia dikes as well as quartz-feldspar porphyry dikes and small stocks.

All the silver-gold-lead-zinc mineralization at Peñasquito is related to the 30 million-year old quartz-feldspar porphyry intrusive event. Three styles of mineralization have been identified:

1. Sheeted sulfide veinlet and disseminated Ag-Au-Zn-Pb deposits hosted in the Caracol formation. Examples include Chile Colorado, El Sotol, La Palma and El Chamisal.

2. Disseminated sulfide Ag-Au-Zn-Pb deposits in fluidized hydrothermal breccias and quartz-sericite-pyrite-altered quartz-feldspar porphyry intrusives that occur in both the Outcrop and Azul breccia pipes. The Luna Azul and Peñasco deposits belong to this deposit type.

3. Disseminated and veinlet Ag-Au-Zn-Pb deposits along clay-altered shear zones that cut the Azul and Outcrop breccia pipes. Examples include Azul NE and Peñasco Sur.

The highlights and principal accomplishments of the 2003 program are listed below, with 2004 plans, where applicable, shown in **bold**:

Cross-Section
El Sotol
Outcrop Breccia
Nieves
La Palma
El Chamisal
Peñasco
+200
+100
Peñasco S
Mazapil
Azul NE
+50
Azul Breccia
Luna Azul
Chile Colorado
0
Drill Hole
Mag Contour
Mineralization
Margin of
Hydrothermal Alteration
Breccia Dike
Fault
Quartz-Feldspar Porphyry Intrusive
Diatreme Breccia
Siltstone
0 Meters 500
Cross-Section

Geologic Map of the Peñasquito Project | Zacatecas, Mexico

T. Turner 03

11

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

REVIEW OF OPERATIONS

Resource calculation

SNC-Lavalin completed an independent resource calculation that establishes Peñasquito as one of the world's largest silver resources. The Chile Colorado zone is estimated to contain an in-situ mineral resource of 118 million tonnes grading 41.85 g/t silver, 0.36 g/t gold, 0.38% lead and 0.89% zinc, assuming a US$ 4.00 per tonne net smelter return (NSR) cutoff. An additional 58.6 million tonne in-situ inferred resource was also identified, grading 28.98 g/t silver, 0.31 g/t gold, 0.24% lead and 0.69% zinc and using the same US$ 4.00 NSR cutoff. In-fill drilling (seventeen core holes totaling 6,795 meters) was completed during December.

SNC-Lavalin will use this information to complete an updated resource estimate for Chile Colorado during the first quarter of calendar 2004.

Scoping study

The M3 scoping study completed in July demonstrates strong potential for the Chile Colorado deposit. The study indicates a pre-tax Internal Rate of Return (IRR), based on 100% equity, of 25.6 % using metal prices of US$ 5.00 per ounce silver, US$ 325 per ounce gold, US$0.45 zinc and US$0.23 lead. Using the pit shell that provides the highest IRR, indicated potential metal recoveries over the projected 12.2 year mine life are 112,278,711 ounces of silver, 744,095 ounces of gold, 760,996 tonnes of zinc and 284,782 tonnes of lead at a production rate of 20,000 tonnes per day or 7.3 million tonnes per year. Higher metal prices will result in more tonnes being processed which will extend the project life far beyond the projected 12.2 years. The estimates for project capital and operating costs are US$148.6 million and US$5.40 per tonne respectively.

M3 will complete a prefeasibility study for Chile Colorado during the first quarter of 2004 using SNC-Lavalin's new resource calculation and updated cost figures and metal prices.

SE
Facing Southwest
NW
Azul Breccia
Outcrop Breccia
Chile Colorado
Luna Azul
Azul NE
Peñasco S
Peñasco
El Sotol
Meters
1,800
1,600
1,400
1,200
1,000

Cross-Section of the Peñasquito Project | Zacatecas, Mexico

T. Turner 03

K Siltstone-Sandstone
K Limestone
J Limestone
Felsic Tuff
Sediment Clast Breccia
Intrusive Clast Breccia
QSP±C Alteration, Bleached
Au-Ag-Zn-Pb Sulfide Deposit
Quartz-Feldspar Porphyry
Fault, 130°/70°-90°
0 Meters 500

12

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

REVIEW OF OPERATIONS

SNC-LAVALIN'S RESOURCE ESTIMATION (US$) | PEÑASQUITO PROJECT — CHILE COLORADO DEPOSIT

In March 2003, SNC-Lavalin issued a report estimating the indicated in situ resources for the Chile Colorado deposit. It concluded:

'In the opinion of SNC-Lavalin, there is a potential to increase mineral resources for Western Silver in both the existing Chile Colorado zone and in the adjacent zones.' A pre-feasability study to be released early in calendar 2004 will update the mineral resource estimates.

INDICATED MINERAL RESOURCE ESTIMATE AS OF MARCH 2003

Type	Above Cut-Off ($/t NSR)	Tonnage (1000t)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)
Sulfide	4.00	110,073	42.92	0.36	0.37	0.92
Sulfide	10.00	39,807	73.04	0.54	0.59	1.45
Oxide	4.00	7,843	26.79	0.30	0.51	0.46
Oxide	10.00	796	62.61	0.50	1.16	0.95
Total	**4.00**	**117,916**	**41.85**	**0.36**	**0.38**	**0.89**
Total	**10.00**	**40,603**	**72.84**	**0.54**	**0.60**	**1.44**

INFERRED MINERAL RESOURCE ESTIMATE AS OF MARCH 2003

Type	Above Cut-Off ($/t NSR)	Tonnage (1000t)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)
Sulfide	4.00	57,321	29.11	0.31	0.23	0.70
Sulfide	10.00	9,074	51.52	0.55	0.34	1.13
Oxide	4.00	1,284	23.35	0.26	0.59	0.36
Oxide	10.00	33	35.72	0.79	0.45	0.51
Total	**4.00**	**58,605**	**28.98**	**0.31**	**0.24**	**0.69**
Total	**10.00**	**9,107**	**51.46**	**0.55**	**0.34**	**1.13**

Source: SNC-Lavalin

Note: The mineral resource estimate were prepared to be consistent with the Canadian Institute of Mining, Metallurgy and Petroleum's (CIM) Standards on Mineral Resources and Reserve - Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM council on August 20, 2000.

Resource estimates were prepared by Zofia Ashby, P.Eng, and Wesley Hanson, P.Geo, both independent qualified persons as described in Section 1.2 of National Instrument 43-101. Dr. Thomas Patton was the qualified person responsible for the geologic content.

U.S. shareholders should read references to 'resources' as 'mineralized material.'

M3'S SCOPING STUDY (US$)

An independent scoping study completed in July 2003 on Peñasquito's Chile Colorado zone by M3 Engineering & Technology of Tucson, Arizona, concluded:

'Based on the data to date the financial indicators for this project appear decidedly favorable.' Since the scoping study, metals prices have risen sharply, improving the economics of Peñasquito's Chile Colorado zone. These metal prices will be reflected in the pre-feasability study to be released early in calendar 2004.

CHILE COLORADO SCOPING STUDY	
Mine life	12.2 years
Mine throughput	20,000 tpd
Average stripping ratio	2.2 to 1
Capital costs	US$148.6 million
Average net smelter return	$11.41 per tonne
Operating cost	$5.40 per tonne
IRR before tax (100% equity)	25.6%
IRR after tax (100% equity)	15.8%
Silver cash cost per ounce	$0.91

METAL PRICES USED	
Silver	$5.00 per ounce
Gold	$325.00 per ounce
Zinc	$0.45 per pound
Lead	$0.23 per pound

CONTAINED METAL QUANTITIES	
Silver	129 million ounces
Gold	1.14 million ounces
Zinc	895,289 tonnes
Lead	323,615 tonnes

Source: M3 Scoping Study

Note: Dr. Conrad Eugene Huss, P.Eng was the qualified person responsible for the authenticity of the contents of the M3 Scoping Study. The Scoping Study was prepared in compliance with National Instrument 43-101, Companion Policy 43-101 CP, Form 43-101F and the CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines.

13

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

REVIEW OF OPERATIONS

Peñasco drilling

The Peñasco deposit is located in the eastern and southern portions of the Outcrop Breccia pipe, approximately 1700 meters northwest of Chile Colorado. Western Silver completed a total of 10,216 meters of drilling in 32 shallow rotary (RC) holes and 15 core holes during the year. Initial RC drilling discovered shallow ore-grade gold and silver mineralization in S-09-03 and S-24-03 on the west side of the Peñasco outcrop. This was followed by a series of RC and core holes on the east, west and north sides of the Peñasco outcrop that delineated thick intervals of porphyry-style hydrothermal and intrusive-hosted gold-silver-lead-zinc mineralization. The Peñasco zone occupies an area extending for 600 meters east-west by 500 meters north-south and is up to 370 meters thick. More drilling will be necessary to determine if Peñasco Sur is a separate zone of shear-hosted mineralization or part of the Peñasco system. Mineralization rises close to surface where porphyry dikes have cut the mineralized breccia, making it particularly attractive for open-pit mine development. Peñasco is a large mineralized system comparable in size and grade to Chile Colorado but closer to the surface.

SNC-Lavalin will complete a preliminary resource calculation during the first quarter of calendar 2004 to guide next year's 50-meter grid drilling program to delineate a measured and indicated resource.

Exploration drilling

Three new zones of Chile Colorado-style mineralization were discovered during 2003 by targeting permissive geophysical, geochemical and alteration anomalies. The **La Palma** and **El Chamisal** zones are 1000 meters and 1600 meters respectively east of Peñasco and are part of a strong induced polarization (IP) anomaly that extends easterly from Peñasco. The **El Sotol** discovery is located 900 meters northwest of Peñasco and is located at the southeast end of a strong IP anomaly that extends for 500 meters to the northwest.

Each of these targets will be tested by a series of core holes early in the 2004 drill campaign. If results are favorable, the prospects will be grid drilled on 50-meter centers to delineate measured and indicated resources. Grid drilling of the previously defined Azul NE and Luna Azul targets will also be completed.

> 'The presence of other mineralized zones is also an important factor. Increasing the resource will open the opportunity for larger facilities with higher throughput which can take advantage of lower unit capital and operating costs.'
>
> —M3 Scoping Study

14

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

REVIEW OF OPERATIONS

El Sotol
Outcrop Breccia
Peñasco
to Cedros
to Mazapil
La Palma Target
Azul NE Target Area
Azul Breccia
Chile Colorado Deposit
99 Anomoly
Colorado Sur
2,728,000N
230,000E
N
LEGEND
Qal Alluvium
Bx Diatreme Breccia
S-42-03 New RC/Core Holes
S-03 Drill Holes
Faults
0m 250m 500m

PEÑASQUITO PROJECT DRILL HOLE PLAN

15
WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

REVIEW OF OPERATIONS

Land and local issues

The last instalment payment owing to the original owner of the Alfa claim was made in July. All third-party land payments have now been paid in full. A new 20,000-meter core storage warehouse and a storage warehouse for drilling supplies were constructed with local labor. New crew quarters and exploration offices in Mazapil were remodeled and occupied during August.

Core storage facilities will be expanded again during 2004 with the construction of a new 80,000-meter core storage warehouse. Permitting issues are being addressed. Base line studies were initiated in July 2003 and will form part of an environmental impact study that will be incorporated in the Final Feasibility Study which is scheduled for completion early in 2005.

History built on silver

Western Silver's Peñasquito property is located in Zacatecas State where mining silver has been a way of life for almost 500 years. Today, the region's silver mines are the reason Mexico remains the world's largest silver producer.

The historic colonial city of Zacatecas, in Zacatecas State, central Mexico, was settled by the Spanish in the mid-1500s. Its early prosperity was built on the discovery of silver in 1546 by a Basque noble, Captain Juan de Tolosa, and the opening of the San Bernabe and Albarrada's silver mines.

By 1588, the initial settlement had become known as the Very Noble and Loyal Village of Our Lady of Zacatecas, because of the large quantities of silver shipped from the region to Spain. The silver was used to finance Spain's exploration campaigns, not only in Mexico, Central and South America, but around the world. During the sixteenth century, preachers from Zacatecas traveled on missions that took them as far as California. By 1877, silver mined around Zacatecas accounted for 60 per cent of the value of all Mexican exports making it one of Mexico's wealthiest and largest cities.

Today Zacatecas, situated 700 km north of Mexico City, is surrounded by agricultural and cattle-raising lands. Perfectly preserved colonial buildings, more than 400 years old, are testimony to its rich cultural past. Little has changed in the many parts of the city. A casual stroll through the city will reveal ornate cathedrals, historic hotels, monasteries, convents, majestic government buildings and museums full of artifacts and history. In 1993, UNESCO declared the city of Zacatecas a 'cultural treasure of humanity.'

Zacatecas State is Mexico's eighth largest and has more than 15 mining districts which yield silver, gold, zinc, lead and other minerals. Zacatecas State continues to be the largest source of silver in Mexico and is the reason Mexico remains the world's largest silver producer. The silver mine at El Bote has been in operation for over 200 years.

The Zacatecas Silver Belt is one of the most prolific silver producing areas in the world, hosting the Fresnillo and Zacatecas silver mines which, combined, have produced over 1.5 billion ounces of silver.

16

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

OTHER PROSPECTS

Development Properties

San Nicolas

The world-class San Nicolas massive sulphide deposit in Zacatecas, Mexico, was discovered in 1997 by joint venture partners Teck Cominco and Western Silver. Teck Cominco delivered a feasibility study in December 2001 based on conventional open pit mining at a rate of 15,000 tonnes per day of 65.2 million tonnes of ore averaging 1.32% copper, 2.04% zinc, 0.53 g/t gold and 32.1 g/t silver. Metal prices (US$) used in the base case analysis were $0.90/lb copper, $0.50/lb zinc, $5.00/oz silver and $300/oz gold. Because of depressed metal prices and an oversupply of zinc metal, the project has been on care and maintenance status for the last two years.

Western Silver's interest, currently 21%, will range between 18.75% and 29.75% once a production decision has been made, depending on various options available. With the recent rise in metal prices, Western Silver has been looking for ways to optimize the project economics, including underground mining. We will continue efforts to move this project forward during 2004.

Carmacks

The 100%-owned Carmacks oxide copper project is 192 km north of Whitehorse in the Yukon. The deposit contains an open pit mineable reserve of 15.5 million tonnes grading 1.01% copper. Basic engineering has been completed on this project by SNC-Lavalin and an economic analysis based on the SNC-Lavalin study shows the project to be feasible at prices above US$0.80/lb copper. With the recent move in copper prices above US$0.80/lb, Western Silver is discussing joint venture proposals to advance project development. Considerable time, effort and money was spent by Western Silver to move the project through the permitting process. Now that the Yukon Government has taken over the permitting process, Western Silver is considering moving this process to completion so that development can proceed in a timely basis to take advantage of higher copper prices.

Torréon
Saltillo
Monterrey
Concepción del Oro district
Peñasquito
Durango
El Pirul
Zacatecas
San Jeronimo
Las Cuatas
San Nicolas
San Luis Potosi
MEXICO
0 Kilometers 100
YUKON
Carmacks

17
WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

OTHER PROSPECTS

Exploration Properties

Almoloya

Western Silver currently owns a 100% interest in 14,500 hectares (35,815 acres) covering the historic Almoloya zinc-lead-silver-gold district located approximately 45 km east of Parral in southern Chihuahua State. A joint venture initiated in November 2002 with Anglo American Mexico S. A. de C. V. as operator was terminated by Anglo American in July 2003. Anglo American's systematic program of geology, geochemistry and geophysics identified several drill targets that were deemed by its management to be inconsistent with long-term strategies and objectives. All Anglo American claims and data have been transferred to Western Silver. We plan to review all data and conduct a field review in the first quarter of calendar 2004 before resuming exploration either on a sole risk or joint venture basis.

San Jeronimo

This property is located 20 km south of the city of Zacatecas in the heart of Mexico's most prolific silver belt known as the Faja de Plata. Western Silver and Cordilleras Silver Mines LDC, a wholly owned subsidiary of Apex Silver Mines Limited, completed a joint venture agreement in 2002. The agreement provides Apex with the right to earn a 70% interest in the property by making all option and tax payments through March 2005 (US$1.18 million in total). Apex may gain an additional 10% interest by arranging financing to place the mine into commercial production. Apex has made tax and option payments for 2004 and intends to drill the Loreto vein system this year, where sampling and limited drilling by Western Silver has demonstrated potential for both high grade and bulk-mineable vein and stockwork silver mineralization.

El Pirul

Western Silver and Apex jointly agreed during 2003 to terminate exploration for massive sulfide deposits on claims jointly owned by both parties in the northern part of the Zacatecas silver district. The results of mapping and geophysics were not sufficiently encouraging to justify the time and expenses involved with land acquisition and property access agreements in the area.

Las Cuatas

Western Silver owns a 100% interest in the Las Cuatas 5 and 6 claims located approximately 10 km north of the San Nicolas deposit. The claims, part of the Ramos property, cover a large undrilled coincident magnetic and gravity anomaly. Drilling is planned during the first quarter of calendar 2004.

> 'I WOULD LIKE TO EXPRESS MY APPRECIATION TO OUR DEDICATED CORE OF SHAREHOLDERS WHO HAVE SUPPORTED US OVER THE YEARS, OUR DIRECTORS, MANAGEMENT, STAFF AND IN PARTICULAR OUR OUTSTANDING TEAM OF EXPLORATIONISTS WITHOUT WHOM NONE OF OUR SUCCESS WOULD HAVE BEEN POSSIBLE.'
>
> —DALE CORMAN, CHAIRMAN AND CEO

18

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

THE FOLLOWING discussion of the financial position of the Company and the results of operations for each of the years in the three-year period ended September 30, 2003 are to be read in conjunction with the Consolidated Financial Statements and related Notes.

Liquidity and Capital Resources

The Company's working capital at year-end was $2.07 million compared to working capital of $1.49 million at year-end 2002 and a working capital deficiency of $2.38 million at year-end 2001. The working capital figures included cash and cash equivalents of $2.74 million at year-end 2003 and $4.12 million and $37,000 at year-ends 2002 and 2001 respectively. An active level of exploration and development in 2003 was financed mainly from the exercise of warrants and options. This compares to 2002 wherein the working capital deficiency at year-end 2001 was transformed into positive working capital through an active capital raising effort giving rise to private placements netting proceeds of $6.85 million. The working capital deficiency at year end 2001 arose mainly from Teck Cominco's willingness to fund Western Silver's portion of the continuing exploration and development at San Nicolas through debt. The obligations to Teck Cominco were settled in fiscal 2003.

Financing Activities

Subsequent to year-end, the Company closed a private placement of 2,400,000 shares at a price of $5.15 per share, for gross proceeds of $12.36 million. A portion of this capital will provide the funding for the exploration, development and administrative plans of the Company for fiscal 2004.

During 2003, the Company completed a private placement of 415,616 shares at $3.33 per share to Teck Cominco for proceeds of $1.38 million. The remainder of the equity raised in 2003 was from the exercise of 2,303,417 share purchase warrants, at prices ranging from $0.65 to $2.00 per share, for proceeds of $3.37 million and from the exercise of 1,481,000 share purchase stock options, at prices ranging from $1.00 to $3.28 per share, for proceeds of $2.85 million.

Similarly, in 2002, the completed private placements of a total of 5,691,128 units/shares at prices ranging from $0.65 to $3.15 per unit/share for net proceeds of $6.85 million. The remaining equity raised in 2002, $1.49 million, came from the exercise of share purchase warrants and stock options. During fiscal 2001, the Company raised net proceeds of $1.94 million from numerous private placements at prices ranging from $0.80 to $1.50 per share.

Investing Activities

The Company spent $5.79 million on acquisition, exploration and development in fiscal 2003, of which 81% was spent on the Peñasquito project. Expenditures in 2003 also included preparation of a scoping study on the Chile Colorado deposit, showing it to have considerable potential. The Company expects to continue with an active exploration and development program in 2004 including preparation of a pre-feasibility study for the Chile Colorado deposit.

Acquisition costs at Peñasquito in 2003 amounted to $1.24 million. A large portion of this is represented by a payment made in July 2003, which virtually completes property payments on the Peñasquito property.

The Peñasquito project was also the Company's main focus in 2002. Exploration on the Chile Colorado deposit led to the completion of the Scoping Study in 2003. Other areas in Peñasquito were tested in 2002 and showed potential for Chile Colorado type deposits.

During 2002, Teck Cominco delivered a feasibility study on San Nicolas to the Company. The study developed a mine plan for estimated mineable reserves of 65 million tonnes grading 1.32% copper, 2.04% zinc, 0.53 g/t gold and 32.1 g/t silver. The joint venture continues to acquire strategic surface rights. The Company, which holds a minority interest in San Nicolas, continues to await receipt of a development program from Teck Cominco.

During 2002, the Company also joint ventured two other projects, San Jeronimo and El Pirul, to Apex Silver Mines Limited. The San Jeronimo joint venture continues but El Pirul has been dropped by both parties.

The Company and Teck Cominco continued to acquire property rights and explore at their joint venture San Nicolas project in 2001. Although a shortage of financing curtailed activities, the Company was also active at its Peñasquito, Ramos, San Jeronimo and Tamara projects in 2001. The work performed at Peñasquito in 2001 encouraged the Company to enter the equity markets in 2002 and continue work at Peñasquito.

19

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

The Company's net loss for the year ended September 30 2003 was $1.84 million, or $0.06 per share, compared to a loss of $0.51 million, or $0.02 per share, in 2002 and a loss of $8.9 million, or $0.39 per share, in 2001. The increase of $1,329,621 in the 2003 loss over 2002, is mainly attributable to:

1) A net increase in property write-offs of $588,080 in 2003 over 2002;

2) Increases in accounting and legal, filing and transfer agent fees and promotion and travel, for a total increase of $421,936, arising from the Company being listed on the American Stock Exchange (AMEX) during 2003 and an increase in investor relations activities;

3) Stock based compensation of $269,257 being recorded in 2003 whereas the recording of such an expense by the Company was not required under Canadian generally accepted accounting principles (GAAP) until October 1, 2002.

The loss in 2002 is $8.39 million less than the loss of 2001, attributable mainly to a property write-down of $8.08 million in 2001.

Write-off (recovery) of Mineral Properties

In 2003, the Company wrote-off $292,931 on the El Pirul project and $36,572 on the Naranjo project. In 2002, the Company was the beneficiary of the forgiveness of an accrual of consulting fees, which had previously been capitalized. The large write-off in 2001 is comprised mainly of a write-down of $7.90 million of the Carmacks Copper project. The write-down of the Carmacks Copper project arose when copper prices fell below US$0.80 per pound.

Administrative Expenses

Administrative expenses in 2003 of $1.57 million exceeded those of 2002 by $0.79 million. This included extensive work in preparing and reviewing documentation required by the AMEX listing; the fees required to list on AMEX; and costs associated with travel by management and consultants. Other increases included consulting fees up approximately $70,000 as corporate activity increased; office and administration increased approximately $80,000, reflecting increased costs in staffing, printing, communications and insurance. Also, up until 2003, Canadian GAAP did not require the expensing of stock options granted to consultants. The cost of such stock options grants, determined according to the Black-Scholes option pricing model, was recorded in 2003. In year 2004 the Company will be expensing all stock option grants, including those to employees and directors.

The increase in 2002 administrative expenses of approximately $59,000 over 2001 administrative costs reflected the greater activity at Peñasquito. A similar fall-off of such expenses in 2001 compared to 2000 reflects the Company's interest in restricting costs and conserving cash.

Risk and Uncertainties

Risk Capital

Western Silver is an exploration stage corporation with insufficient revenue to meet its yearly capital needs. Western Silver has raised funds necessary to acquire its assets, perform exploration and conduct its corporate affairs primarily through the private placement of its common shares. There is no guarantee the Company will be able to continue to raise funds to pursue future exploration and development programs.

Mineral Property Development

Based both on exploration results to date and reports of independent consultants, management of Western Silver believes that the pursuit of additional exploration and development programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the ability of Western Silver to obtain necessary permits and financing to successfully place the property in production and upon future profitable production.

Although some of the expenditure required at its Mexican projects in the future may be met by third parties, Western Silver will need to raise substantial additional funds to finance the development of its Mexican properties.

20

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

Title to Mineral Properties

Western Silver's mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute Western Silver's title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Although the Company has taken every reasonable precaution to ensure that legal title and/or interest in its properties is properly recorded in the name of the Company, there can be no assurance that such title will not be challenged.

Governmental Requirements

Western Silver is currently operating mainly in Mexico and is thereby subject to that country's various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. Although the Company believes it is operating within the provision of these governmental requirements, there is no guarantee that it is meeting all requirements or that the requirements may not be changed by the governmental agencies to the detriment of the Company.

Metal Prices

The value of the Company's properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as silver, gold, copper, zinc and lead. Although prices for these metals have improved during 2003, there is no guarantee that these prices will remain at levels required to make development of any given property feasible.

Corporate Governance

Board Responsibilities and Composition

The Board participates fully in assessing and approving strategic planning and prospective decisions proposed by management. To ensure that the principal business risks borne by Western Silver are appropriate, the Board regularly monitors the financial and technical performance of Western Silver and its subsidiaries. Western Silver's financial reporting, internal accounting and control procedures are monitored and approved by the audit committee of the Board. In respect to senior management succession planning, the Board has a policy of being involved in identifying candidates from within and outside Western Silver to fill senior management positions. As a practice, the Board approves significant corporate communications with shareholders.

The Board, which currently consists of eight members, is an effective decision-making body. Of the current Board members, Drs. Zeitler and Gayton and Messrs. Williams and Halvorson, are considered by the Board to be 'unrelated' directors within the meaning of the Guidelines, as each is 'free from any interest in any business or any other relationship which could, or could reasonably be perceived to materially interfere with the directors' ability to act with a view to the best interests of Western Silver, other than an interest in relationships arising from shareholding.' Four members of the Board are related within the meaning of the Guidelines, with Mr. Corman, Dr. Patton and Mr. Page being officers of the Company and Mr. Bilheimer being a consultant to Western Silver on project engineering matters.

Board Functioning and Independence

The Board has no formal policy regarding how matters other than those required by statute, must be brought to the Board for approval; however, there is a clear understanding between senior management and the Board, that all major strategic decisions, including any change in the strategic direction of Western Silver, acquisitions and dispositions of a material nature, and material financing commitments, will be presented by management to the Board for approval.

Board Committees

The Board has an audit committee of three directors, Dr. Zeitler, Dr. Gayton and Mr. Williams, each being 'unrelated' directors. The audit committee is responsible for the integrity of Western Silver's internal accounting and control systems and meets regularly with Western Silver's auditors. It receives and reviews the financial statements of Western Silver and makes recommendation thereon to the Board before such statements are approved by the Board. All three of these individuals are considered by the Board to be 'financially literate,' either by virtue of training or experience in senior management positions requiring an understanding of financial accounting principles. The Board has adopted a formal Audit Committee charter. The Board has a nominating

21

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

committee, comprised of Mr. Corman, Dr. Zeitler and Mr. Williams, which makes recommendation to the Board of Directors as a whole. The Board does not have separate governance or compensation committees, but each member is encouraged to regularly address issues relating to these areas of responsibility.

Shareholder Communications

Western Silver publishes annual and quarterly reports, which are available to all shareholders. Western Silver has a policy of issuing a press release to announce material changes in its operations and results of its exploration activities. All enquiries to Western Silver receive a prompt response from appropriate officers of Western Silver.

The Peñasco outcrop was the only clue that a large mineralized system was present at Peñasquito.

Old headframe at former silvermine in Concepcion del Oro district.

Peñasco outcrop in foreground rises above broad Mazapil Valley.

22

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

Consolidated Financial Statements

September 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Contents

Management's Responsibility for Financial Reporting . . .24

Auditors' Report 25

Consolidated Balance Sheets 26

Consolidated Statements of Loss and Deficit 27

Consolidated Statements of Cash Flows 28

Consolidated Statements of Shareholders' Equity 29

Notes to Consolidated Financial Statements 30

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

December 16, 2003

THE ACCOMPANYING consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada which have been reconciled to accounting principles generally accepted in the United States as set out in note 11, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company's auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian and United States generally accepted auditing standards, and their report follows.

Robert J. Gayton
Vice President Finance

Thomas C. Patton
President

24

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

AUDITORS' REPORT

To the Shareholders of Western Silver Corporation

We have audited the consolidated balance sheets of Western Silver Corporation (formerly Western Copper Holdings Limited) (an exploration stage company) as at September 30, 2003 and 2002 and the consolidated statements of loss and deficit, cash flows and shareholders' equity for the years ended September 30, 2003, 2002 and 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for the years ended September 30, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada
November 14, 2003
(except as to note 12, which is as of December 16, 2003)

25

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

As at September 30, 2003 and 2002 • *(expressed in Canadian dollars)*

	2003 $	2002 $
Assets		
Current assets		
Cash and cash equivalents	2,744,038	4,119,804
Restricted cash and securities	—	348,821
Accounts receivable and prepaid expense	194,198	50,660
	2,938,236	4,519,285
Long-term investment (note 3)	267,092	267,092
Plant, property and equipment - net of accumulated depreciation of $43,613 (2002 - $43,073)	1,839	2,380
Mineral properties (note 4)	39,447,235	33,985,709
	42,654,402	38,774,466
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	871,567	2,675,524
Exploration commitments	—	348,821
	871,567	3,024,345
Shareholders' Equity		
Capital stock (note 5)	59,064,015	51,460,577
Value assigned to stock options (note 5)	269,257	—
Deficit	(17,550,437)	(15,710,456)
	41,782,835	35,750,121
	42,654,402	38,774,466

Nature of operations (note 1)
Subsequent events (note 12)

Approved by the Board of Directors

Dale Corman, Director   Thomas C. Patton, Director

The accompanying notes are an integral part of these consolidated financial statements.

26

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the years ended September 30, 2003, 2002 and 2001 • *(expressed in Canadian dollars)*

	2003 $	2002 $	2001 $
General exploration expenditures	20,005	10,749	83,773
Write-off (recovery) of mineral properties (note 4)	329,503	(258,577)	8,075,116
	349,508	(247,828)	8,158,889
Administrative expenses			
Accounting and legal	159,735	67,904	75,242
Capital taxes	9,551	—	—
Consulting	381,046	311,056	297,939
Depreciation	541	3,637	8,550
Filing and transfer fees	176,262	55,013	35,396
Foreign exchange	(26,569)	33,204	19,584
Miscellaneous	14,643	14,648	10,475
Office and administration	237,461	157,561	169,840
Promotion and travel	350,644	141,788	108,828
Stock-based compensation	269,257	—	—
	1,572,571	784,811	725,854
Loss before other income (expenses)	(1,922,079)	(536,983)	(8,884,743)
Other income (expenses)			
Gain (loss) on sale of securities	—	6,626	(21,220)
Interest income	82,098	19,997	4,617
	82,098	26,623	(16,603)
Loss for the year	(1,839,981)	(510,360)	(8,901,346)
Deficit - Beginning of year	(15,710,456)	(15,200,096)	(6,298,750)
Deficit - End of year	(17,550,437)	(15,710,456)	(15,200,096)
Basic and diluted loss per common share	(0.06)	(0.02)	(0.39)
Weighted average number of common shares outstanding	33,087,922	27,086,487	23,066,194

The accompanying notes are an integral part of these consolidated financial statements.

27

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended September 30, 2003, 2002 and 2001 • *(expressed in Canadian dollars)*

	2003 $	2002 $	2001 $
Cash flows provided by (used in)			
Operating activities			
Loss for the year	(1,839,981)	(510,360)	(8,901,346)
Items not affecting cash			
Write-off (recovery) of mineral properties	329,503	(258,577)	8,075,116
Depreciation	541	3,637	8,550
Stock-based compensation	269,257	—	—
(Gain) loss on sale of securities	—	(400)	21,220
	(1,240,680)	(765,700)	(796,460)
Change in non-cash working capital items			
Accounts receivable and prepaid expense	(143,538)	(37,344)	(6,043)
Accounts payable and accrued liabilities	44,743	(111,578)	(19,459)
	(1,339,475)	(914,622)	(821,962)
Financing activities			
Shares issued for cash - net of issue costs	7,603,438	8,341,818	1,940,956
Investing activities			
Long-term investment	—	16,400	(15,420)
Property, plant and equipment	—	(2,702)	—
Mineral properties	(5,791,029)	(4,421,638)	(2,920,747)
Accounts payable and accrued liabilities	(1,848,700)	1,063,112	1,825,206
Exploration commitments	(348,821)	348,821	—
Restricted cash and securities	348,821	(348,821)	—
	(7,639,729)	(3,344,828)	(1,110,961)
(Decrease) increase in cash and cash equivalents	(1,375,766)	4,082,368	8,033
Cash and cash equivalents - Beginning of year	4,119,804	37,436	29,403
Cash and cash equivalents - End of year	2,744,038	4,119,804	37,436
Supplemental cash flow information			
Non-cash financing and investing activities			
Mineral property costs included in accounts payable written off against income and deferred costs	—	706,577	—

The accompanying notes are an integral part of these consolidated financial statements.

28

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended September 30, 2003, 2002 and 2001 • *(expressed in Canadian dollars)*

	Common shares					
	Number of shares	Amount $	Share subscription $	Cumulative deficit $	Value assigned to stock options $	Total shareholders' equity $
Balance - September 30, 2000	22,102,378	41,077,803	100,000	(6,298,750)	—	34,879,053
During the year ended September 30, 2001						
Issue of shares						
Private placements	2,040,667	2,125,000	(100,000)	—	—	2,025,000
Share issue costs	—	(84,044)	—	—	—	(84,044)
Loss for the year	—	—	—	(8,901,346)	—	(8,901,346)
Balance - September 30, 2001	24,143,045	43,118,759	—	(15,200,096)	—	27,918,663
During the year ended September 30, 2002						
Issue of shares						
Private placements	5,691,128	7,436,327	—	—	—	7,436,327
Exercise of warrants	736,375	983,571	—	—	—	983,571
Exercise of stock options	413,500	503,500	—	—	—	503,500
Share issue costs	—	(581,580)	—	—	—	(581,580)
Loss for the year	—	—	—	(510,360)	—	(510,360)
Balance - September 30, 2002	30,984,048	51,460,577	—	(15,710,456)	—	35,750,121
During the year ended September 30, 2003						
Issue of shares						
Private placements	415,616	1,384,000	—	—	—	1,384,000
Exercise of warrants	2,303,417	3,367,636	—	—	—	3,367,636
Exercise of stock options	1,481,000	2,851,802	—	—	—	2,851,802
Options granted to consultants	—	—	—	—	269,257	269,257
Loss for the year	—	—	—	(1,839,981)	—	(1,839,981)
Balance - September 30, 2003	35,184,081	59,064,015	—	(17,550,437)	269,257	41,782,835

The accompanying notes are an integral part of these consolidated financial statements.

29

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003, 2002 and 2001 • (expressed in Canadian dollars)

1. Nature of operations

Western Silver Corporation (the company) is incorporated under the British Columbia Company Act and is engaged, directly and through joint ventures and subsidiaries, in exploring and the future development of mineral properties in Mexico and Canada. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the company to obtain the necessary financing to continue the exploration and future development of its mining properties or realizing the carrying amount through a sale.

Management has estimated that the company will have adequate funds from existing working capital, the proceeds of its private placement subsequent to the year-end (note 12), and the proceeds from exercise of share options and share purchase warrants to meet its corporate administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing, and while the company has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2. Significant accounting policies

Principles of consolidation

These consolidated financial statements include the accounts of Western Silver Corporation and its wholly owned subsidiaries, as listed below:

- Western Copper International Ltd. (BVI)
- WCI (Peñasquito) Limited (BVI)
- Minera Peñasquito, S.A. de C.V. (Mexico)
- WCI (Nicolas) Limited (BVI)
- Minera Faja de Plata, S.A. de C.V. (Mexico)
- WCI (Geronimo) Limited (BVI)
- WCI Jeronimo Mexico, S.A. de C.V. (Mexico)
- Minera Western Copper, S.A. de C.V. (Mexico)
- Carmacks Copper Ltd.
- Western Copper Holdings Inc. (United States)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those reported.

Cash and cash equivalents

The company considers cash and cash equivalents to be cash and short-term investments with original maturities of three months or less from the date of acquisition.

Investments

Long-term investments are valued at cost unless there has been an other than temporary impairment in value, in which case they are written down to net realizable value.

Plant, property and equipment

Plant, property and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Mineral properties

The company records its interest in mineral properties at cost. Exploration and development expenditures relating to properties that have economically recoverable reserves or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Option payments are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net carrying value of the property exceeds the estimated future net cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

30

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003, 2002 and 2001 • (expressed in Canadian dollars)

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

Loss per common share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. Diluted loss per common share is calculated using the treasury stock method, which assumes that stock options are only exercised when the exercise price is below the average market price during the year and that the company will use these proceeds to purchase its common shares at their average market price during the year.

Translation of foreign currency

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year-end conversion rates. Other assets are translated at rates prevailing at acquisition dates. Expense items are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. All exchange gains or losses arising on translation are included in results of operations for the year.

The company's foreign subsidiaries are considered to be integrated operations and as a result they maintain their records in Canadian dollars.

Stock-based compensation plans

Effective October 1, 2002, the company adopted the new Canadian Institute of Chartered Accountants (CICA) accounting standard for stock-based compensation which requires prospective application to all stock options granted on or after October 1, 2002. Under this standard, all stock-based payments to non-employees shall be accounted for using the fair value based method of accounting. As permitted by the standard, in respect of stock-based payments to employees and directors, the company has elected not to follow the fair value based method of accounting for stock options. As a result, the company discloses in note 5(c) the pro forma effect of accounting for stock options granted to employees and directors subsequent to October 1, 2002 using the fair value based method.

Income taxes

The liability method of income tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

3. Long-term investment

			2003
	Number of shares $	Net book value $	Market value $
Quaterra Resources Inc.			
Shares	1,498,460	267,092	352,138

			2002
	Number of shares $	Net book value $	Market value $
Quaterra Resources Inc.			
Shares	1,498,460	267,092	89,908

The holding of Quaterra Resources Inc. (Quaterra) shares has been accounted for as a long-term investment as management intends to retain the shares as a means of maintaining an interest in the Nieves property and other properties held by Quaterra.

The company has officers and directors in common with Quaterra.

31

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003, 2002 and 2001 • (expressed in Canadian dollars)

4. Mineral properties

	Total costs to September 30, 2001 $	Costs incurred during 2002 $	Disposition/ write-offs during 2002 $	Total costs to September 30, 2002 $	Costs incurred during 2003 $	Disposition/ write-offs during 2003 $	Total costs to September 30, 2003 $
Mexico							
Faja de Plata							
Peñasquito							
Acquisition	11,202,506	1,428,260	—	12,630,766	1,241,246	—	13,872,012
Exploration	1,441,174	2,145,406	—	3,586,580	3,444,320	—	7,030,900
San Jeronimo							
Acquisition	561,994	71,801	—	633,795	7,959	—	641,754
Exploration	989,130	13,441	—	1,002,571	56,918	—	1,059,489
Ramos	2,121,882	150,062	(448,000)	1,823,944	444,229	—	2,268,173
	16,316,686	3,808,970	(448,000)	19,677,656	5,194,672	—	24,872,328
El Salvador							
Acquisition	1,775,608	114,064	—	1,889,672	—	—	1,889,672
Exploration							
El Salvador	2,424,236	—	—	2,424,236	—	—	2,424,236
San Nicolas	3,556,152	438,373	—	3,994,525	317,570	—	4,312,095
Tamara	1,805,489	43,770	—	1,849,259	—	—	1,849,259
	9,561,485	596,207	—	10,157,692	317,570	—	10,475,262
Almoloya							
Acquisition	—	—	—	—	25,443	—	25,443
Exploration	—	3,859	—	3,859	36,161	—	40,020
	—	3,859	—	3,859	61,604	—	65,463
El Pirul							
Acquisition	9,483	1,584	—	11,067	6,300	(17,367)	—
Exploration	107,796	10,996	—	118,792	156,772	(275,564)	—
	117,279	12,580	—	129,859	163,072	(292,931)	—
Naranjo							
Exploration	16,621	22	—	16,643	19,929	(36,572)	—
Bacanora							
Acquisition	—	—	—	—	3,555	—	3,555
Exploration	—	—	—	—	30,627	—	30,627
	—	—	—	—	34,182	—	34,182
Canada							
Carmacks							
Acquisition	4,000,000	—	—	4,000,000	—	—	4,000,000
	30,012,071	4,421,638	(448,000)	33,985,709	5,791,029	(329,503)	39,447,235

a) Faja de Plata

i) Peñasquito

Effective June 28, 2001, the company's interest in Peñasquito, through its subsidiary Minera Peñasquito, S.A. de C.V., reverted back to 100% following the termination of an option agreement with Mauricio Hochschild & Cia. Ltda. (Hochschild). During the term of the agreement, Hochschild, besides incurring exploration expenditures, made a US$500,000 land purchase payment, leaving two such payments to be made by the company.

32

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003, 2002 and 2001 • (expressed in Canadian dollars)

The company negotiated a deferral of the remaining Peñasquito property payments. The new terms required payments of US$621,000 due on July 3, 2002 (paid) and a further US$654,000 due on July 3, 2003 (paid). These payments represent the major portion of the total Peñasquito acquisition costs incurred during years 2002 and 2003, respectively.

The company resumed exploration of the Peñasquito property in fiscal 2002. Considerable exploration work occurred at Peñasquito during the current period, with the majority being conducted on the Chile Colorado zone. This work led to the preparation of a scoping study based on the Chile Colorado zone. Exploration expenditures were also incurred on the Peñasco, La Palma and El Sotol areas of the Peñasquito property.

Kennecott Exploration Company (Kennecott) retains an uncapped royalty on Peñasquito of 2%. Minera Catasillas also retains a 3% NSR royalty capped at US$5 million on 100 hectares centered on Peñasco.

ii) San Jeronimo

The company, through its subsidiary WCI Jeronimo Mexico, S.A. de C.V., signed a Definitive Agreement dated August 24, 2000 with Hochschild, whereby Hochschild could earn a 68% interest in San Jeronimo by making exploration expenditures totalling US$1.75 million over the next three years.

As at July 10, 2001, Hochschild terminated its option to earn the 68% interest. As a result, the company's interest in San Jeronimo reverted back to 100% effective September 8, 2001.

Effective June 1, 2002, the company and Apex Silver Mines Limited (Apex) entered into an agreement whereby Apex has an option to earn a 70% interest in the property by making US$45,000 in option payments to the company, and making all underlying option and tax payments on the property through March 2005. The underlying option payments total US$1,180,000. Apex is meeting its obligations under this agreement. Apex earns an additional 10% if it arranges all funding necessary to bring the property to commercial production.

Kennecott retains an uncapped royalty on San Jeronimo of 2%.

iii) Ramos

Minera Teck S.A. de C.V. (Minera Teck) and Minera Western Copper S.A. de C.V. (Minera Western) formed a joint venture in fiscal 1999 with each having a 55% and 45% interest, respectively, by merging their respective land positions adjacent to the El Salvador joint venture area. During fiscal 2003, Minera Teck agreed to drop its interest in Ramos. Minera Western dropped a portion of Ramos but retained that portion of the property believed to be the most prospective and will be carrying out a drilling program in 2004.

A former director of the company is an officer of Teck Cominco.

b) El Salvador, San Nicolas and Tamara

The El Salvador, San Nicolas and Tamara properties are located in the state of Zacatecas, Mexico. The company, through its subsidiary Minera Western agreed with Minera Teck, to jointly explore and develop the properties pursuant to a July 1, 1997 agreement. Under this agreement, Minera Western held a 45% interest and Minera Teck held a 55% interest, with each company being responsible for its share of the exploration costs.

As a result of amendments to the agreement in years 1999 and 2000, as at September 30, 2003, Minera Teck holds 65% of the shares of Minera Tama, a Mexican corporation formed to hold the properties, and Minera Western holds the remaining 35%. Within the El Salvador project, approximately one-third of the property, including the San Nicolas deposit area, is held 60% by Minera Tama (participating interest) and 40% by Teck Cominco Limited (Teck Cominco) through its acquisition from Sanluis Corporacion, S.A. de C.V. (the Sanluis Interest) in the form of a carried interest. On completion of a positive feasibility study, Teck Cominco has the right to elect to convert the Sanluis Interest to a 15% carried interest or a 25% participating interest. The balance of the El Salvador project is held by Minera Tama.

Future funding will be on a Minera Teck 65% - Minera Western 35% basis. Minera Teck retains the right to elect to acquire an additional 10% participating interest by arranging 100% of the financing required to put San Nicolas into production. The net result of the elections that may be made by Minera Teck and Teck Cominco is that Minera Western will retain an interest in San Nicolas ranging from 19% to 30%.

The San Nicolas massive sulphide deposit, along with the adjoining El Salvador and Tamara properties, has been on care and maintenance status during years 2002 and 2003. Costs incurred include tenure holding costs, limited drilling and acquisition of small parcels of land.

c) Almoloya

The company staked claims at the Almoloya silver prospect, about 45 kilometers northeast of Parral, state of Chihuahua, Mexico.

33

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003, 2002 and 2001 • (expressed in Canadian dollars)

Pursuant to a letter agreement dated May 22, 2002, the company and Anglo American Exploration (Canada) Ltd. (Anglo) agreed to combine certain properties held by each company into a single joint venture. During the year, Anglo decided to abandon the project. The company has therefore taken title to all the property included in the joint venture.

d) Carmacks Copper Project

In 1989, the company acquired 50% of the Carmacks Copper Project, which consists of 232 unpatented mineral claims in the Whitehorse Mining district of the Yukon Territory, Canada. Under an arrangement dated September 30, 1996, the company acquired the remaining 50% of the Carmacks Copper Project. At the time, the company was in the process of obtaining necessary permits to commence commercial production. This process was discontinued when copper prices fell below the break-even point for the project and copper prices remained at levels for which the project was not economic. Accordingly, in the year ended September 30, 2001, the property was restated to an estimated realizable value of $4,000,000 and deferred acquisition and exploration costs and the deferred gain, totalling $7,902,556, were written off.

e) El Pirul

In June 2000, the company staked four claims covering 1,462 hectares comprising the El Pirul property, located in the state of Zacatecas, Mexico. Pursuant to an agreement entered into during the year with Apex, the El Pirul property was combined with a 4,800 hectare property known as Veta Grande which was held by Apex. Under the agreement, the company operated a jointly funded US$200,000 exploration program, which would be completed in three stages, consisting of data evaluation, geophysics and drilling.

The exploration program was completed in fiscal 2003. Both parties have decided to abandon the property and the costs associated with the property were therefore written off during the year.

f) Naranjo

The company staked 602 hectares in the Naranjo tin district during the fourth quarter of 2000 to cover a number of prospective tin showings in rhyolitic host rocks. No exploration was planned until a number of invalid contiguous claims were declared open for staking. As these claims did not become available, the company has decided to drop the property. Accordingly, the costs associated with this project were written off during the year.

5. Capital stock

Authorized
100,000,000 common shares without par value

Issued

	Number of shares	Amount $
Balance at September 30, 2000	22,102,378	41,077,803
Pursuant to private placements	2,040,667	2,040,956
Balance at September 30, 2001	24,143,045	43,118,759
Pursuant to private placements	5,691,128	6,854,747
Pursuant to the exercise of share purchase warrants	736,375	983,571
Pursuant to the exercise of stock options	413,500	503,500
Balance at September 30, 2002	30,984,048	51,460,577
Pursuant to a private placement at $3.33 per share	415,616	1,384,000
Pursuant to the exercise of share purchase warrants	2,303,417	3,367,636
Pursuant to the exercise of stock options	1,481,000	2,851,802
Balance at September 30, 2003	35,184,081	59,064,015

a) The following summarizes the issuance of capital stock during the year ended September 30, 2003:

- The company received $3,367,636 from the exercise of 2,303,417 share purchase warrants at exercise prices ranging from $0.65 to $2.00 per share purchase warrant.

34

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003, 2002 and 2001 • (expressed in Canadian dollars)

- The company received $2,851,802 from the exercise of 1,481,000 share purchase stock options at exercise prices ranging from $1.00 to $3.28 per share purchase stock option.

- The company received $1,384,000 from the issuance of 415,616 shares through a private placement at $3.33 per share.

b) Share purchase warrants

A summary of the company's warrants outstanding at September 30, 2003, 2002 and 2001, and the changes for the years then ended, is presented below:

	September 30, 2003	Weighted average exercise price $	September 30, 2002	Weighted average exercise price $	September 30, 2001	Weighted averageto exercise price $
Balance outstanding - Beginning of year	4,350,340	1.80	2,213,332	1.80	899,814	1.98
Issued	23,077	0.80	3,173,381	1.67	1,686,667	1.74
Exercised	(2,303,417)	1.43	(736,375)	1.34	—	—
Cancelled/expired	—	—	(299,998)	2.00	(373,149)	1.96
Balance outstanding and exercisable End of year	2,070,000	2.31	4,350,340	1.80	2,213,332	1.80

Share purchase warrants outstanding and exercisable as of September 30, 2003 are as follows:

Exercise price $	Warrants outstanding and exercisable at September 30, 2003	Average remaining contractual life (years)
1.00 - 1.50	805,000	0.43
1.60 - 2.00	461,000	0.68
3.15 - 4.00	804,000	0.80
	2,070,000	0.63

c) Stock options

The company has four stock option plans approved by the Toronto Stock Exchange whereby the company may grant options to its directors, officers, employees and independent contractors or consultants. The exercise price of the options is equal to the fair value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant unless otherwise determined by the directors. As at September 30, 2003, 3,205,500 options were outstanding and an additional 95,000 options were available for granting under the plans.

A summary of the company's options outstanding at September 30, 2003, 2002 and 2001, and the changes for the years then ended, is presented below:

	September 30, 2003	Weighted average exercise price $	September 30, 2002	Weighted average exercise price $	September 30, 2001	Weighted averageto exercise price $
Balance outstanding - Beginning of year	4,111,500	1.68	2,595,000	1.98	2,220,000	1.94
Granted	575,000	3.64	2,225,000	1.28	530,000	2.00
Exercised	(1,481,000)	1.93	(413,500)	1.22	—	—
Cancelled/expired	—	—	(295,000)	2.00	(155,000)	1.43
Balance outstanding - End of year	3,205,500	1.92	4,111,500	1.68	2,595,000	1.98

35

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003, 2002 and 2001 • (expressed in Canadian dollars)

At as September 30, 2003, 3,130,000 options were exercisable at a weighted average exercise price of $1.88. All options outstanding were exercisable as at September 30, 2002 and 2001.

Exercise price $	Options outstanding and exercisable at September 30, 2003	Average remaining contractual life (years)
1.00 - 1.50	1,555,500	3.44
2.00	1,015,000	1.38
3.10 - 4.33	635,000	4.17
	3,205,500	2.93

Pursuant to the new CICA standard on accounting for stock-based compensation, compensation expense on stock options granted to directors and employees is disclosed as pro forma information. The company also granted 165,000 options to non-employees. The fair value of these options was $269,257, which was charged to the income statement.

The fair value of stock options used to calculate compensation expense is based on the Black-Scholes option pricing model with the following assumptions as at September 30, 2003:

Average risk-free interest rate	3.7%
Expected dividend yield	—
Expected stock price volatility	75%
Expected option life in years	3.5

The pro forma effect on net loss and loss per share for the year ended September 30, 2003 of the actual results had the company accounted for the stock options granted to directors and employees using the fair value method is as follows:

	$
Net loss for the year	
Reported	(1,839,981)
Stock-based compensation	(835,819)
Pro forma	(2,675,800)
Basic and diluted loss per share	
Reported	0.06
Pro forma	0.08

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options granted/vested during the year.

6. Related party transactions

a) Included in accounts payable and accrued liabilities is $4,835 (2002 - $6,717) owing to companies/proprietorships controlled by directors and officers of the company.

b) Included in accounts receivable is $132,136 (2002 - $23,063) owed by companies with common directors.

c) During the year ended September 30, 2003, the company incurred:

i) $72,000 (2002 - $72,000; 2001 - $72,000) in charges for administrative services and rent from a company controlled by a director

ii) $11,625 (2002 - $4,115; 2001 - $6,149) in legal expenses from a legal firm in which a director practises as a partner

iii) fees totalling $382,938 (2002 - $318,835; 2001 - $305,647) for financial, corporate, exploration and engineering consulting from directors and officers, and companies controlled by directors and officers of the company.

36

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003, 2002 and 2001 • (expressed in Canadian dollars)

d) All other related party transactions are disclosed elsewhere in these consolidated financial statements.

7. Income taxes

As at September 30, 2003, the company has accumulated non-capital losses available for carry-forward of approximately $3,820,000, which will expire between 2004 and 2010. The company also has available Canadian and foreign Exploration and Development Expenditures of approximately $6,163,000, which are available for reduction of future taxable income. In addition, the company's Mexican subsidiaries have accumulated tax balances that may give rise to future tax benefits. No future tax benefit has been recognized in the accounts for these losses or accumulated tax balances.

a) The recovery of income taxes shown in the consolidated statements of loss and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2003 $	2002 $
Statutory tax rate	37.62%	39.62%
Loss for the year	(1,839,981)	(510,360)
Recovery of income taxes based on statutory Canadian combined federal and provincial income tax rates	(692,201)	(202,205)
Non-deductible items	3,699	668
Difference between Canadian and foreign tax rates	25,313	954
Losses for which no income tax benefit has been recognized	663,189	200,583
	—	—

b) The significant components of the company's future tax assets are as follows:

	2003 $	2002 $
Future income tax assets		
Mineral property interests	1,667,084	1,658,555
Operating loss carry-forward	1,375,632	696,126
Other	13,732	13,540
Benefit from losses	3,056,448	2,368,221
Valuation allowance for future tax assets	(3,056,448)	(2,368,221)
	—	—

The realization of income benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

8. Segmented information

Industry information

The company operates in one reportable operating segment, being the acquisition, exploration and future development of resource properties.

Geographic information

Revenues from operations in the years ended September 30, 2003, 2002 and 2001 were derived from interest income, which was earned in Canada. The company's non-current assets by geographic location are as follows:

	2003 $	2002 $
Canada	4,268,931	4,269,472
Mexico	35,447,235	29,985,709
	39,716,166	34,255,181

37

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003, 2002 and 2001 • (expressed in Canadian dollars)

9. Financial instruments

a) Fair value

The fair values of cash and cash equivalents, accounts receivable, restricted cash and securities, exploration commitments and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

The fair market value of the company's long-term investment will fluctuate with market prices. The fair market value of the long-term investment is greater than cost by $85,046 at September 30, 2003 (2002 - $177,184 less than cost). The company is exposed to a risk of loss if the market price of the investment permanently falls below cost.

b) Foreign exchange risk

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

10. Shareholder rights plan

During the year ended September 30, 1998, the company adopted a shareholder rights plan (the Plan) which is designed to encourage the fair treatment of the company's shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the company. Pursuant to the Plan, rights have been created and attached to the common shares of the company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholders of the company, other than the Bidder, to purchase, for $100, common shares of the company having a market value of $200.

The Plan expired in February 2003.

11. Material differences between Canadian and United States generally accepted accounting principles (GAAP)

The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain material respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major measurement differences between Canadian and U.S. GAAP are described below, and their effect on the consolidated financial statements is summarized as follows:

a) Consolidated balance sheets

	2003 $	2002 $	2001 $
Long-term investment - under Canadian GAAP	267,092	267,092	283,092
Unrealized gain (loss)	85,046	(177,184)	16,815
Long-term investment - under U.S. GAAP	352,138	89,908	299,907
Mineral properties - under Canadian GAAP	39,447,235	33,985,709	30,012,071
Cumulative exploration expenditures written off under U.S. GAAP (c)	(32,777,729)	(28,557,449)	(26,012,071)
Mineral properties - under U.S. GAAP	6,669,506	5,428,260	4,000,000
Shareholders' equity - under Canadian GAAP	41,782,835	35,750,121	27,918,663
Measurement differences			
Deficit - under Canadian GAAP	17,550,437	15,710,456	15,200,096
Deficit - under U.S. GAAP	(50,243,120)	(44,445,089)	(41,195,352)
Shareholders' equity - under U.S. GAAP	9,090,152	7,015,488	1,923,407

38

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003, 2002 and 2001 • (expressed in Canadian dollars)

b) Consolidated statements of loss and deficit

	2003 $	2002 $	2001 $
Loss for the year - under Canadian GAAP	1,839,981	510,360	8,901,346
Exploration expenditures for the year (c)	4,549,783	2,993,378	2,894,079
Exploration costs written off during the year that would have been expensed in the year incurred	(329,503)	(448,000)	(172,560)
Loss for the year - under U.S. GAAP	6,060,261	3,055,738	11,622,865
Unrealized (gain) loss on available-for-sale securities (d)	(262,230)	193,999	(146,816)
Comprehensive loss - under U.S. GAAP	5,798,031	3,249,737	11,476,049
Loss per common share before comprehensive income - under U.S. GAAP	0.18	0.11	0.50
Deficit - under U.S. GAAP - Beginning of year	44,445,089	41,195,352	29,719,303
Comprehensive loss - under U.S. GAAP	5,798,031	3,249,737	11,476,049
Deficit - under U.S. GAAP - End of year	50,243,120	44,445,089	41,195,352
Accumulated other comprehensive loss (gain)			
Beginning of year - under U.S. GAAP	177,184	(16,815)	130,001
Other comprehensive (gain) loss	(262,230)	193,999	(146,816)
End of year - under U.S. GAAP	(85,046)	177,184	(16,815)

c) Mineral property exploration expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses, as incurred, exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be assessed periodically to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value.

The costs of acquiring mineral rights to properties are capitalized, although the carrying values of such costs are assessed periodically to ensure they can be recovered on an undiscounted cash flow basis.

For U.S. GAAP cash flow statement purposes, exploration expenditures would be shown under operating activities rather than under investing activities.

d) Available-for-sale securities

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded in Other Comprehensive Income.

e) Recent accounting developments

The CICA has issued CICA 3110, "Asset Retirement Obligations". The standard, which is similar to Statement of Financial Accounting Standards (SFAS) No. 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The company does not expect this standard to have an impact until it reaches its development stage.

The CICA has issued CICA 3063, "Impairment of Long-Lived Assets." This standard is effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

39

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003, 2002 and 2001 • (expressed in Canadian dollars)

The Financial Accounting Standards Board (FASB) has issued Financial Interpretation No. 46, "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51," (FIN 46). The primary purpose of this interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights. Such entities are known as Variable Interest Entities. FIN 46 is effective for the company's 2004 year-end. A similar guideline has been introduced in Canada, Accounting Guideline 15, "Consolidation of Variable Interest Entities". This guideline applies to annual and interim periods beginning on or after November 1, 2004. The company is continuing to evaluate the potential impact of FIN 46 and Accounting Guideline 15.

The CICA has released amendments to Section 3870, "Stock-based Compensation and Other Stock-based Payments," which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies. The company will be required to adopt the standard on October 1, 2004.

12. Subsequent events

Effective December 16, 2003, the company announced that it has completed a financing with agents Kingsdale Capital Markets Inc., Kingsdale Capital Partners Inc., and Orion Securities Inc. The financing was for gross proceeds of $12,360,000, consisting of 2,000,000 common shares plus an underwriter's option for an additional 400,000 common shares, all sold at an issue price of $5.15 each. The underwriter's option was increased from 10% to 20% in response to additional demand. The agents have received 240,000 agent's warrants to purchase common shares of Western for a period of 12 months at $5.78 per common share.

A portion of the proceeds of the financing will be used to conduct further exploration and development of a number of zones within the Peñasquito district. The company is currently conducting infill drilling of the Chile Colorado zone, and intends to conduct further drilling at Peñasco, El Sotol, and La Palma.

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WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

MANAGEMENT TEAM

F. Dale Corman, P. Eng
Chairman and Chief Executive Officer

Mr. Corman has 40 years of experience in mining, finance and corporate development. He has served as President or Chief Operating Officer of both operating and exploration resource companies, including Consolidated Durham Mines, NBU Mines, Noble Minerals and Oils and U.S.-based Thermal Exploration Company. Mr. Corman also has an extensive investment banking background. He began his career as a field geologist with the Geologic survey of Canada in British Columbia. He joined Western Silver in his current capacity in 1995.

Thomas C. Patton, Ph D
President and Chief Operating Officer

Dr. Patton has more than 30 years of international experience in both the exploration and development aspects of the mining business. During his career he has been involved in the discovery of a number of significant economic ore bodies. From 1990 to 1998, Dr. Patton held senior management positions with the Rio Tinto group, including running the South American exploration efforts of Rio Tinto and previously, North American exploration for Kennecott. He was responsible for Kennecott's activities in Mexico, including the early stage exploration of Peñasquito. He joined Western Silver in his current capacity in 1998.

Thomas Turner
Manager, Mexico Exploration

Mr. Turner has been associated with Western Silver since 1998 and is responsible for its Mexico exploration projects. He is a graduate of Michigan Technological University and has been a practicing exploration geologist for more than 30 years. His work experience extends from Alaska to Ecuador and includes the management of exploration projects for numerous types of precious and base metal mineral systems. For the last eleven years Mr. Turner has worked in Mexico and Central America where he has participated in the discovery of several precious metals deposits, including Cerro Blanco, Guatemala; El Tambor, Guatemala; La Calera, El Salvador; and Western Silver's recent discoveries at Peñasquito, Mexico.

Jeffrey Giesbrecht B.E., Ll.B.
General Counsel and Vice President Legal

Mr. Giesbrecht completed his degree in engineering geophysics in 1989 and worked in mineral exploration throughout North America before receiving a law degree in 1994. Throughout his legal career he has specialized in mining and securities law and has acted as Western Silver's General Counsel since 1998.

Jonathan E. Clegg, P. Eng.
Project Manager

Since receiving his degree in civil engineering from Cambridge University in 1974, Mr. Clegg has accrued nearly 30 years of experience in the design, management and construction of mining related projects. This experience has encompassed all phases of project development from initial studies to project start-up. Mr. Clegg has also worked on infrastructure and petrochemical projects. From 1974 to 1979 Mr Clegg worked in South Africa on a number of projects before joining Kilborn Engineering. In 1979 he moved to Canada with Kilborn and remained with the company until 2002. During the last ten years he held a number of positions of responsibility with Kilborn; from 1999 to 2002 he was Vice President and General Manager of Kilborn Engineering Pacific Ltd.

R. Joseph Litnosky, B.Comm., CMA
Chief Financial Officer

Mr. Litnosky obtained his degree in Commerce from the University of British Columbia in 1986 and his Certified Management Accounting designation in 1990. He has over seventeen years of experience in business, corporate finance, and financial management including four years as manager of Finance and Administration for Billiton Metals Canada Ltd. and the BHP Billiton Investment Group; six years as Chief Financial Officer for various junior mining companies; and, six years as Chief Financial Officer for Glacier National Life Assurance Company, a Canadian national insurance company.

Gerald Prosalendis
Vice President, Corporate Development

Gerald Prosalendis is a corporate strategist who specializes in financial markets, corporate development, stakeholder communications and the media. He was vice president of corporate development for Dia Met Minerals Ltd. and was involved in developing the Ekati mine, Canada's first diamond mine, and the sale of Dia Met to BHP Billiton for $687 million. Mr. Prosalendis has been a consultant to Anderson & Schwab Inc., a mineral and business consulting firm based in New York; vice president of corporate development of Shear Minerals Ltd.; business editor of The Vancouver Sun; and, a senior counselor to James Hoggan and Associates, Western Canada's leading communications firm. Before moving to Canada in 1991, he was financial editor of South Africa's largest financial national newspaper, Business Day, and general manager of Times Media Limited, that country's leading publishing company with interests in newspapers, magazines and electronic media. Mr. Prosalendis has also worked as a financial services analyst for a large brokerage firm.

41

WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

CORPORATE AND SHAREHOLDER INFORMATION

Corporate Directory

Board of Directors

F. Dale Corman
Thomas Patton
Lawrence Page Q.C.
Robert Gayton
Lee Bilheimer
Michael Halvorson
Klaus Zeitler
David Williams

Officers

F. Dale Corman
Chairman and Chief Executive Officer

Dr. Thomas Patton
President and Chief Operating Officer

Jonathan Clegg
Project Manager

Joseph Litnosky
Chief Financial Officer (effective 2004)

Gerald Prosalendis
Vice President Corporate Development

Lawrence Page Q.C.
Secretary

Jeffrey Giesbrecht
General *Counsel and Vice President Legal*

Hugh D. Harbinson
Vice President

Transfer Agent & Registrar

Computershare Investor Services Inc.
510 Burrard Street
Vancouver, B.C.
V6C 3B9

Auditors

PricewaterhouseCoopers LLP

Corporate Office

Tel: 604-684-9497
Fax: 604-688-4670
E-mail: info@westernsilvercorp.com
Web: www.westernsilvercorp.com

Shareholder Information

Shares traded on two international stock exchanges:
Toronto Stock Exchange; WTC
American Stock Exchange; WTZ

Shares Outstanding

Shares Issued:	35,184,081
Options Outstanding:	3,205,500
Warrants Outstanding:	2,070,000
Fully Diluted Shares Sept 30, 2003	40,459,581
December Financing	2,400,000
Fully Diluted Shares Dec 31, 2003	42,859,581

Share Trading Information (fiscal 2003) Toronto Stock Exchange ($ Cdn)

	Quarter	High	Low	Shares
WTC	Q1	3.60	2.60	3,197,499
WTC	Q2	4.74	3.33	5,868,538
WTC	Q3	3.85	2.71	1,889,674
WTC	Q4	5.40	3.20	6,393,850
Totals				17,349,561

Share Trading Information (fiscal 2003) American Stock Exchange ($ US)

	Quarter	High	Low	Shares
WTZ	Q1	—	—	—
WTZ	Q2	3.10	2.20	3,907,200
WTZ	Q3	2.65	2.00	4,864,600
WTZ	Q4	4.03	2.26	9,653,000
Totals				18,424,800

Cusip No

959531104

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WESTERN SILVER CORPORATION • 2003 ANNUAL REPORT

Glossary

Peñasco - a pinnacle or crag

Peñasquito - diminutive of Peñasco, little hill

El Sotol - a variety of cactus with long slender leaves that radiate from a central bulb.

La Palma - The Joshua palm tree

El Chamisal - A cluster of bushy sunflower plants with bright yellow flowers.

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